ASSET SALE AGREEMENT

by and between

INTERSTATE POWER AND LIGHT COMPANY

and

ITC MIDWEST LLC

Dated as of January 18, 2007

TABLE OF CONTENTS

Article I DEFINITIONS		1
1.1	Definitions	1
1.2	Other Definitional and Interpretive Matters	17
1.3	Joint Negotiation and Preparation of Agreement	18
Article II PURCHASE AND SALE		18
2.1	The Sale	18
2.2	Excluded Assets	19
2.3	Assumed Obligations	20
2.4	Excluded Liabilities	21
Article III PURCHASE PRICE		22
3.1	Purchase Price	22
3.2	Determination of Base Price	23
3.3	Determination of Purchase Price	24
3.4	Allocation of Purchase Price	26
3.5	Proration	27
Article IV THE CLOSING		28
4.1	Time and Place of Closing	28
4.2	Payment of Base Price	28
4.3	Deliveries by Seller	28
4.4	Deliveries by Buyer	29
4.5	Parent Guaranty	30
Article V REPRENTATIONS AND WARRANTIES OF SELLER		30
5.1	Organization; Qualification	30
5.2	Authority Relative to this Agreement	31
5.3	Consents and Approvals; No Violation	31
5.4	Governmental Filings	31
5.5	No Material Adverse Effect; Liabilities	32
5.6	Operation in the Ordinary Course	32
5.7	Title	32
5.8	Leases	32
5.9	Environmental	33
5.10	Certain Contracts and Arrangements	34
5.11	Legal Proceedings and Orders	34
5.12	Permits	34
5.13	Compliance with Laws	35

i

5.14	Insurance	35
5.15	Taxes	35
5.16	Fees and Commissions	36
5.17	Adequacy of Purchased Assets	36
5.18	Employee Benefits	36
5.19	Regulation as a Utility	37
Article VI REPRENTATIONS AND WARRANTIES OF BUYER		37
6.1	Organization	37
6.2	Authority Relative to this Agreement	37
6.3	Consents and Approvals; No Violation	38
6.4	Buyer’s Knowledge	38
6.5	Legal Proceedings	38
6.6	Fees and Commissions	38
6.7	Financing Commitments	38
Article VII COVENANTS OF THE PARTIES		39
7.1	Conduct of Business	39
7.2	Access to Information	40
7.3	Expenses	43
7.4	Further Assurances; Procedures with Respect to Certain Agreements and Other Assets	43
7.5	Public Statements	47
7.6	Consents and Approvals	47
7.7	Tax Matters	49
7.8	Supplements to Schedules	50
7.9	Eminent Domain; Casualty Loss	50
7.10	Transitional Use of Signage and Other Materials Incorporating Seller’s Name or other Logos	51
7.11	Litigation Support	51
7.12	Financing	51
7.13	Post-Closing Operations	52
7.14	Affiliate Relationships	52
7.15	Financial Statements	53
7.16	Non-Opposition	53
7.17	Title Insurance	53
7.18	Insurance	54
Article VIII EMPLOYEE MATTERS		54
8.1	Offers of Employment; Transferred Employees	54
8.2	Treatment of Transferred Employees	55
8.3	Services Provided by Represented Employees; Leased Employees	56
8.4	WARN	57
8.5	Employee Benefits	57

8.6	Seller’s Defined Benefit Pension Plan	58
8.7	Retiree Health	58
8.8	Tax-Qualified Defined Contribution Plan	59
Article IX CONDITIONS TO CLOSING		59
9.1	Conditions to Each Party’s Obligations to Effect the Closing	59
9.2	Conditions to Obligations of Buyer	59
9.3	Conditions to Obligations of Seller	61
Article X INDEMNIFICATION		62
10.1	Survival of Representations and Warranties; Notices of Claims	62
10.2	Indemnification	62
10.3	Indemnification Procedures	64
10.4	Limitations on Indemnification	66
10.5	Applicability of Article X	67
10.6	Tax Treatment of Indemnity Payments	68
10.7	Waiver of Certain Damages	68
10.8	Exclusive Remedy	68
Article XI TERMINATION AND OTHER REMEDIES		68
11.1	Termination	68
11.2	Procedure and Effect of Termination	69
11.3	Remedies upon Termination	69
11.4	Specific Performance	71
Article XII MISCELLANEOUS PROVISIONS		71
12.1	Amendment and Modification	71
12.2	Waiver of Compliance; Consents	71
12.3	Notices	71
12.4	Assignment	72
12.5	Governing Law	73
12.6	Severability	73
12.7	Entire Agreement	73
12.8	Bulk Sales or Transfer Laws	73
12.9	Delivery	73

EXHIBITS AND SCHEDULES

Exhibits

Exhibit 1.1-A	Form of Assignment and Assumption Agreement
Exhibit 1.1-B	Form of Bill of Sale
Exhibit 1.1-C	Form of Deed
Exhibit 1.1-D	Form of Distribution Interconnect Agreement
Exhibit 1.1-E	Form of Generator Interconnect Agreement
Exhibit 1.1-F	Form of Parent Guaranty
Exhibit 1.1-G	Form of Transition Services Agreement

Schedules

Schedule 1.1-A	Buyer’s Knowledge
Schedule 1.1-B	Permitted Encumbrances
Schedule 1.1-C	Seller’s Knowledge
Schedule 1.1-D	Transmission Easements
Schedule 1.1-E	Excluded Easements
Schedule 1.1-F	Transmission Fee Interests
Schedule 1.1-G	Excluded Fee Interests
Schedule 1.1-H	Transmission Leases
Schedule 1.1-I	Excluded Contracts
Schedule 1.1-J	Transmission Lines
Schedule 1.1-K	Excluded Transmission Line Facilities
Schedule 1.1-L	Transmission Substation Facility
Schedule 1.1-M	Excluded Transmission Substation Facility
Schedule 2.1(b)	Inventory
Schedule 2.1(d)	Tangible Personal Property
Schedule 2.1(j)	Software
Schedule 2.1(k)	Warranties
Schedule 2.2(i)	Excluded Software
Schedule 2.2(j)	Excluded Communication Assets
Schedule 2.2(k)	Other Excluded Assets and Rights
Schedule 2.3(e)	State Regulatory Orders
Schedule 2.3(h)	Certain Liabilities and Obligations
Schedule 2.4(l)	Certain Excluded Liabilities
Schedule 4.3(j)	Joint Use Transmission Real Property
Schedule 4.4(g)	Joint Use Distribution Fee Interests
Schedule 5.3(a)	Seller’s Governing Documents
Schedule 5.3(b)	Encumbrances; Defaults
Schedule 5.3(c)	No Violations
Schedule 5.3(d)	Consents and Approvals
Schedule 5.5(a)	No Material Adverse Effect
Schedule 5.5(b)	Undisclosed Liabilities
Schedule 5.6	Operation in the Ordinary Course

Schedule 5.7(a)(i)	Title Exceptions
Schedule 5.7(a)(ii)	Preferential Purchase Rights
Schedule 5.7(b)	Real Property
Schedule 5.8(a)	Real Property Leases
Schedule 5.8(b)	Real Property Lease Liabilities
Schedule 5.9(a)-1	Environmental Laws
Schedule 5.9(a)-2	Transferable Environmental Permits
Schedule 5.9(b)	Environmental Law Violations
Schedule 5.9(c)	Releases
Schedule 5.9(d)	Other Environmental Matters
Schedule 5.9(e)	Hazardous Materials
Schedule 5.10(a)	Certain Contracts and Arrangements
Schedule 5.10(b)	Contract Liabilities
Schedule 5.11	Legal Proceedings and Orders
Schedule 5.12(a)	Transferable Permits
Schedule 5.13	Compliance with Laws
Schedule 5.14(a)	Insurance
Schedule 5.14(b)	Exceptions to Insurance
Schedule 5.17	Adequacy of Purchased Assets
Schedule 5.18(a)	Seller Plans
Schedule 5.18(e)	Employees
Schedule 6.3	Consents and Approvals; No Violation
Schedule 6.5	Legal Proceedings
Schedule 6.7	Financing Commitments
Schedule 7.1	Conduct of Business
Schedule 7.1(g)	Capital Expenditure Budget
Schedule 7.4(c)	Shared Easements
Schedule 7.8	Real Estate Schedule Update Procedures
Schedule 7.14	Affiliate Relationships
Schedule 8.1(b)	Approved Leave

v

ASSET SALE AGREEMENT

        This Asset Sale Agreement (this “Agreement”), dated as of January 18, 2007, is made and entered into by and between Interstate Power and Light Company, an Iowa corporation (“Seller”), and ITC Midwest LLC, a Michigan limited liability company (“Buyer”).

        WHEREAS, Buyer desires to purchase, and Seller desires to sell, the Purchased Assets (as hereinafter defined) upon the terms and conditions set forth in this Agreement.

        NOW THEREFORE, in consideration of the Parties’ respective covenants, representations, warranties, and agreements hereinafter set forth and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

        1.1     Definitions.

        (a)     As used in this Agreement, the following capitalized terms have the meanings specified in this Section 1.1(a):

        “Actual Capital Expenditure Amount” means the amount of any capital expenditures made by Seller between January 1, 2006 and the Effective Time, that increase the Rate Base Assets or CWIP, as finally determined pursuant to Section 3.3.

        “Actual CWIP Amount” means the CWIP transferred to Buyer included in the Purchased Assets as of the Effective Time, as reflected on the Final Rate Base Statement delivered pursuant to Section 3.3(a).

        “Actual Rate Base Amount” means the Rate Base Amount attributable to the Rate Base Assets as of the Effective Time, as finally determined pursuant to Section 3.3.

        “Actual Rate Base Reclassification Amount” means the amount of any increase in Net Transmission Plant Investment between the date hereof and the Effective Time, to the extent attributable to a reclassification of assets as “Rate Base Assets”.

        “Adjustment Amount” means an amount (which may be a negative number) equal to the Purchase Price minus the Base Price.

        “Affiliate” has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

        “Affiliated Group” means any affiliated group within the meaning of Code section 1504(a) or any similar group defined under a similar provision of Law.

        “Ancillary Services” means those services which provide support to or stabilize the transmission system but are not an integral part of Buyer’s business operations following Closing, including without limitation, reactive supply from generation sources, voltage control by generation sources, regulation and frequency response, energy imbalance, generation imbalance, operating reserve, spinning reserve, supplemental reserve, scheduling of transmission service, scheduling entity status, responsible entity status, ownership of generation assets including plants, sales of energy, resource dispatch services, ownership of financial transmission rights, and any other similar service as otherwise provided under the MISO tariff.

        “Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed and delivered by Seller and Buyer at Closing, in the form of Exhibit 1.1-A.

        “Assignment of Easements” means the Assignment of Easements in form and substance reasonably acceptable to the Parties.

        “Bill of Sale” means the Bill of Sale to be executed and delivered by Seller at the Closing, in the form of Exhibit 1.1-B.

        “Business Day” means any day other than Saturday, Sunday, and any day which is a legal holiday or a day on which banking institutions in the States of Iowa or New York are authorized or obligated by Law to close.

        “Buyer’s Knowledge,” or words to similar effect, means the actual knowledge, after reasonable inquiry, of the persons set forth in Schedule 1.1-A.

        “Buyer Material Adverse Effect” means an effect, event, development or change which individually or in the aggregate with all effects, events, developments or changes is or is likely to become materially adverse to the ability of Buyer to execute and perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

        “Buyer Required Regulatory Approvals” means the following filings or approvals: (i) the filings by Seller and Buyer required by the HSR Act and the expiration or early termination of all waiting periods under the HSR Act, (ii) the State Transaction Approvals, (iii) the FERC Transaction Approvals, (iv) the FERC 204 Approval, and (v) the FERC 205 Approval.

        “Buyer’s Representatives” means Buyer’s accountants, employees, counsel, environmental consultants, financial advisors, and other representatives.

        “Calculated Accumulated Depreciation” means the product of the current effective depreciation rate multiplied by the number of years and months (to be reflected as number of years plus the product of number of months divided by 12) the asset has been in service multiplied by the property, plant and equipment value reflected on the asset register at the time of transfer.

        “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

        “Claims” means any administrative, regulatory, or judicial actions or causes of action, suits, petitions, proceedings (including arbitration proceedings), investigations, hearings, demands, demand letters, claims, complaints, allegations of liability or potential liability or notices of noncompliance or violation delivered by any Governmental Entity or other Person.

        “Code” means the Internal Revenue Code of 1986, as amended.

        “Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated September 14, 2006, between Seller and Parent.

        “Contract” means any agreement, lease, license, note, evidence of indebtedness, mortgage, security agreement, understanding, instrument or other arrangement, in each case, whether written or oral.

        “CWIP” means the construction work in progress balance, solely related to the Purchased Assets, that would be included in account 107 in accordance with FERC 18 CFR.

        “Deed” means the Deed or deeds to be executed and delivered by Seller at the Closing substantially in the form set forth on Exhibit 1.1-C attached hereto.

        “Distribution Interconnect Agreement” means the Distribution Interconnect Agreement to be executed and delivered by Buyer and Seller at the Closing, in the form of Exhibit 1.1-D.

        “Documents” means all files, documents, instruments, papers, books, reports, tapes, microfilms, photographs, letters, ledgers, journals, title policies, customer lists and information, regulatory filings, operating data and plans (to the extent transferable from a practical perspective and without any obligation to convert), technical documentation (such as design specifications, functional requirements, and operating instructions), user documentation (such as installation guides, user manuals, and training materials), marketing documentation (such as sales brochures, flyers, and pamphlets), and other similar materials to the extent related to the Purchased Assets or the Assumed Obligations and any applicable personnel records of Transferred Employees, in each case whether or not in electronic form; provided, that “Documents” does not include: (i) information which, if provided to Buyer, would violate any applicable Law or Order, (ii) letters of intent, expressions of interest, or other proposals received from others in connection with the transactions contemplated by this Agreement or otherwise and information and analyses relating to such communications, (iii) any information, the disclosure of which would jeopardize any legal privilege available to Seller or any of its Affiliates relating to such information or would cause Seller or any of its Affiliates to breach a confidentiality obligation by which it is bound (provided, that in the case of any items that would be Documents but for a confidentiality obligation, Seller will use commercially reasonable efforts to obtain a waiver of such obligation and to the extent such waiver is not obtained, take other commercially reasonable efforts to otherwise provide Buyer with access to such information or a summary thereof), (iv) any valuations or projections of or related to the Purchased Assets or the Assumed Obligations (other than customary studies, reports, and similar items prepared by or on behalf of Seller for the purposes of completing, performing, or executing unperformed service obligations, Easement relocation obligations, and engineering and construction required to complete scheduled construction, construction work in progress, and other capital expenditure projects, in each case to the extent related to the Purchased Assets), (v) any information management systems of Seller, (vi) except as specifically set forth above including applicable personnel records, any files, books, records, rights, data, or other information relating to any employees of Seller or its Affiliates, or (vii) any rights, information, or other matters to the extent solely used for or on the Internet, including any web pages or other similar items.

        “Easement” means any easement, rights-of-way, leases for rights-of-way easement in gross, sublease and any other interest in real property other than real property owned in fee simple.

        “Employees” means all employees of the Seller or its Affiliates who are listed on Schedule 5.18(e) and, for any such individuals who terminate employment prior to the Closing Date, their replacements. Upon mutual agreement of Buyer and Seller, additional individuals shall be added to Schedule 5.18(e) reasonably in advance of the Closing Date so that Buyer has the ability to hire up to 50 Employees as Transferred Employees.

        “Encumbrances” means any mortgages, pledges, liens, claims, charges, security interests, conditional and installment sale agreements, Preferential Purchase Rights, activity and use limitations, Easements, covenants, encumbrances, obligations, limitations, title defects, deed restrictions, and any other restrictions of any kind, including restrictions on use, transfer, receipt of income, or exercise of any other attribute of ownership.

        “Environment” means all or any of the following media: soil, land surface and subsurface strata, surface waters (including navigable waters, streams, ponds, drainage basins, and wetlands), groundwater, drinking water supply, sediments, ambient air (including the air within buildings and the air within other natural or man-made structures above or below ground), plant and animal life, and any other natural resource.

        “Environmental Claims” means any and all Claims (including any such Claims involving toxic torts or similar liabilities in tort, whether based on negligence or other fault, strict or absolute liability, or any other basis) relating in any way to any Environmental Laws or Environmental Permits, or arising from the presence, Release, or threatened Release (or alleged presence, Release, or threatened Release) into the Environment of any Hazardous Materials, including any and all Claims by any Governmental Entity or by any Person for enforcement, cleanup, remediation, removal, response, remedial or other actions, or response costs, damages, contribution, indemnification, cost recovery, compensation, fines or penalties or injunctive relief arising out of or relating to any Environmental Law or Hazardous Materials or for any property damage, natural resource damage or personal or bodily injury (including death) or threat of injury to health, safety, natural resources, or the Environment.

        “Environmental Laws” means all Laws (including common law) relating to pollution or the protection of human health, safety, the Environment, or damage to natural resources, including Laws relating to Releases and threatened Releases or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials. Environmental Laws include the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Endangered Species Act, 16 U.S.C. § 1531 et seq.; the National Environmental Policy Act, 42 U.S.C. § 4321, et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; Atomic Energy Act, 42 U.S.C. § 2014 et seq.; Nuclear Waste Policy Act, 42 U.S.C. § 10101 et seq.; and their state and local counterparts or equivalents, all as amended from time to time, and regulations issued pursuant to any of those statutes.

        “Environmental Permits” means all permits, certifications, licenses, franchises, approvals, consents, notifications, exemptions, waivers or other authorizations of any Governmental Entity under or with respect to applicable Environmental Laws.

        “Estimated Capital Expenditure Amount” means Seller’s good faith estimate of the amount of capital expenditures made by Seller between January 1, 2006 and the Effective Time, to increase the Rate Base Assets or CWIP, reflected on the Estimated Rate Base Statement delivered pursuant to Section 3.2(a).

        “Estimated CWIP Amount” means Seller’s good faith estimate of CWIP included in the Purchased Assets as of the Effective Time, as reflected on the Estimated Rate Base Statement delivered pursuant to Section 3.2(a).

        “Estimated Rate Base Amount” means Seller’s good faith estimate of the Rate Base Amount attributable to the Rate Base Assets as of the Effective Time, as reflected on the Estimated Rate Base Statement delivered pursuant to Section 3.2(a).

        “Estimated Rate Base Reclassification Amount” means Seller’s good faith estimate of any increase in Net Transmission Plant Investment between the date hereof and the Effective Time, to the extent attributable to a reclassification of assets as “Rate Base Assets”, as reflected on the Estimated Rate Base Statement delivered pursuant to Section 3.2(a).

        “FERC” means the Federal Energy Regulatory Commission.

        “FERC 204 Approval” means an approval under Section 204 of the Federal Power Act approving, to the extent necessary, the issuance of securities by Buyer to consummate the Financing.

        “FERC 205 Approval” means approvals under Section 205 of the Federal Power Act requested in the application of Buyer pursuant to Section 7.6(b), including rates which are not suspended or subject to hearing or refund.

        “FERC 18 CFR” means accounting rules and guidelines of the FERC contained in Title 18 of the Code of Federal Regulations.

        “FERC Regulatory Order” means an Order issued by the FERC that affects or governs the rates, services, or other utility operations of the Purchased Assets.

        “FERC Transaction Approvals” means (i) an approval by FERC under Section 203 of the Federal Power Act approving the transactions contemplated by this Agreement including, without limitation, the Parent Equity Issuance Approval and (ii) an approval of the Distribution Interconnect Agreement, the Generator Interconnect Agreement, and any other agreements, where required, relating to the relationship between Seller and Buyer, including any agreements for the provision of ancillary services and wholesale distribution services by Seller.

        “Final Regulatory Order” means, with respect to any Required Regulatory Approval, an Order granting such Required Regulatory Approval that has not been revised, stayed, enjoined, set aside, annulled, or suspended, and with respect to which (i) any required waiting period has expired, and (ii) all conditions to effectiveness prescribed therein or otherwise by Law or Order have been satisfied; provided that, such Order shall be final irrespective of whether any rehearing or appeal thereof is pending.

        “Financial Information” means (i) the Audited Financial Statements; (ii) unaudited interim financial statements for the business that comprises the Purchased Assets including a balance sheet as of March 31, 2007 and an income statement and statement of cash flow for the three months ended March 31, 2007 and 2006; (iii) unaudited interim financial statements for the business that comprises the Purchased Assets including a balance sheet as of June 30, 2007, an income statement for the three and six months ended June 30, 2007 and 2006 and a statement of cash flow for the six months ended June 30, 2007 and 2006; and (iv) unaudited interim financial statements for the business that comprises the Purchased Assets including a balance sheet as of September 30, 2007, an income statement for the three and nine months ended September 30, 2007 and 2006 and a statement of cash flow for the nine months ended September 30, 2007 and 2006, in each case that comply in all material respects with Regulation S-X, and in each of clauses (ii) through (iv), reviewed by Deloitte and Touche LLP or any other independent auditor reasonably acceptable to Buyer in accordance with SAS 71 or SAS 100, as applicable.

        “Financing” means any debt or equity financing arranged by Buyer or Parent to fund the transactions contemplated hereby.

        “GAAP” means generally accepted accounting principles in the United States of America.

        “Generator Interconnect Agreement” means the Generator Interconnect Agreement to be executed and delivered by MISO, Buyer and Seller substantially in the form of Exhibit 1.1-E.

        “Good Utility Practice” shall mean any of the practices, methods and acts engaged in or approved by a significant portion of the electric industry during the relevant time period, or any of the practices, methods and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition. Good Utility Practice is not intended to be limited to the optimum practice, method, or act to the exclusion of all others, but rather to be acceptable practices, methods, or acts generally accepted in the region.

        “Governing Documents” of a Party means the articles or certificate of incorporation and bylaws, or comparable governing documents, of such Party.

        “Governmental Entity” means the United States of America and any other national, supranational, federal, state, provincial, local, or foreign governmental or regulatory authority, department, agency, commission, body, court, or other governmental entity or instrumentality.

        “Hazardous Materials” means (i) any chemicals, materials, substances, or wastes which are now or hereafter defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “solid waste,” “toxic substance,” “extremely hazardous substance,” “pollutant,” “contaminant,” or words of similar import under any applicable Environmental Laws; (ii) any petroleum, petroleum products (including crude oil or any fraction thereof), natural gas, natural gas liquids, liquefied natural gas or synthetic gas useable for fuel (or mixtures of natural gas and such synthetic gas), or oil and gas exploration or production waste, polychlorinated biphenyls, asbestos-containing materials, mercury, urea formaldehyde insulation, radioactivity and lead-based paints; and (iii) any other chemical, material, substances, waste, or mixture thereof which is prohibited, limited, or regulated pursuant to, or that could reasonably be expected to give rise to liability under, Environmental Laws.

        “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        “ICC”means the Illinois Commerce Commission.

        “Income Tax” means any Tax based upon, measured by, or calculated with respect to (i) net income, profits, or receipts (including capital gains Taxes and minimum Taxes) or (ii) multiple bases (including corporate franchise and business license Taxes) if one or more of the bases on which such Tax may be based, measured by, or calculated with respect to is described in clause (i), in each case together with any interest, penalties, or additions to such Tax.

        “Independent Accounting Firm” means an independent accounting firm of national reputation mutually appointed by Seller and Buyer.

        “IUB”means the Iowa Utilities Board.

        “Law” means laws, statutes, regulations, rules, ordinances, codes, and similar acts or promulgations or other legally enforceable requirements of any Governmental Entity.

        “Loss” or “Losses” means losses, liabilities, taxes, damages, obligations, payments, costs, and expenses (including the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements, and compromises relating thereto and reasonable attorneys’ fees and reasonable disbursements in connection therewith).

        “Marketing Period” means a period of time of thirty (30) consecutive days, commencing upon the third Business Day after the date on which the regulatory approvals set forth in Sections 9.2 and 9.3 have been obtained; provided, however, that (i) if such thirty day period has not been completed by August 18, 2007, then such thirty-day period shall commence no earlier than September 3, 2007, (ii) that portion of the Financial Information that would be required by the rules and regulations of the SEC to be disclosed in connection with a public offering of Buyer’s securities registered under the Securities Act of 1933, as amended, is available to Buyer throughout such thirty day period and (iii) if such thirty day period has not commenced prior to November 30, 2007, and that portion of the Financial Information that would be required by the rules and regulations of the SEC to be disclosed in connection with a public offering of Buyer’s securities registered under the Securities Act of 1933, as amended, is available to Buyer throughout the period from November 30, 2007 through the Closing Date, such thirty day period shall be deemed to be the period commencing on November 30, 2007 and expiring on December 27, 2007.

        “Material Adverse Effect” means an effect, event, development or change, which individually or in the aggregate with all effects, events, developments or changes (x) is or is reasonably likely to become materially adverse to the business, assets, properties, results of operations or financial condition of the Purchased Assets (taken as a whole), or (y) prevents or has a material and adverse effect on the ability of Seller to execute and perform its obligations under this Agreement or to consummate the transactions contemplated hereby, other than effects, events, developments or changes to the extent (i) resulting from an Excluded Matter, or (ii) fully cured by Seller (including by payment of money or credit to the Purchase Price) before the Closing Date. “Excluded Matter” means any one or more of the following: (A) changes in any Law or the issuance of any Order (other than a Law adopted or an Order issued specifically with respect to the transactions contemplated by this Agreement), except for changes in Law that affect the electricity transmission rates or terms and conditions of service applicable to the Purchased Assets, (B) any change in GAAP, (C) compliance with the terms of this Agreement; provided, however, that with respect to references to Material Adverse Effect in Section 5.3, the exception set forth in this clause (C) shall not be applicable, (D) any change in international, national, regional, or local economic, or political conditions, including prevailing interest rates, (E) any proposal for a change in MISO policy or rules, other than a written proposal presented to the MISO board of directors, a MISO committee or a Governmental Entity, (F) any matter disclosed in this Agreement or any Schedule (excluding any updates or supplements after the date hereof) or Exhibits hereto, or (G) any change in the market price of commodities or publicly traded securities; provided that, the exceptions set forth in clauses (B), (D), (E) and (G) shall not be applicable to the extent such changes affect the Purchased Assets in a disproportionate manner compared with other Persons or assets in the electricity transmission industry; provided, further, that for purposes of this definition, a Material Adverse Effect shall be deemed to have occurred in the event that the ICC, IUB or MPUC takes any action indicating that upon purchase and operation of the Purchased Assets, Buyer shall be subject to regulation as a public or electric utility by such commission (other than to the extent any such regulation relates to customary electric transmission facility franchise matters within the jurisdiction of such commission).

        “Material Easements” means any and all Transmission Easements of Seller and Shared Easements that underlie the Transmission Substation Facilities.

        “MISO” means the Midwest Independent Transmission System Operator, Inc., or any successor thereto.

        “MPUC” means the Minnesota Public Utilities Commission.

        “Net Book Value” means the property, plant and equipment value reflected on the applicable asset register based on the most recently reviewed or audited financial statements of the applicable Party, reduced by the lesser of (a) Post-Closing Calculated Accumulated Depreciation or (b) accumulated depreciation equal to the property, plant and equipment value reflected on the applicable asset register based on the most recently reviewed or audited financial statements of the applicable Party.

        “Net Non-Rate Base Asset Value” means the dollar amount by which cash and other mutually agreed current assets of Seller included in Purchased Assets (other than Rate Base Assets) exceeds the Estimated Assumed Balance Sheet Obligations or the Actual Assumed Balance Sheet Obligations (in each case, other than those that are fully reflected as reductions to Net Transmission Plant Investment), as applicable, as reflected as of the Effective Time in the Estimated Balance Sheet or Final Balance Sheet, as applicable (which amount may be a negative number).

        “Net Premium Multiple” means 0.7709.

        “Net Property, Plant and Equipment” means property, plant and equipment minus accumulated depreciation minus accrued removal costs.

        “Net Transmission Plant Investment” means: (A) plant assets included in FERC accounts 101 and 106 further broken down in FERC sub-accounts 350 through 359 after adjustment to exclude (i) any plant assets depreciated or amortized in FERC account 404 and 405, (ii) asset retirement costs for transmission plant in FERC plant account 359.1, (iii) transmission plant excluded from ISO rates and transmission plant included in OATT Ancillary Services (Note M and Note N, respectively, on the Third Revised Sheet No. 1322 of the Midwest ISO Transmission and Energy Markets Tariff) and (iv) capitalized leases, plus transmission land held for future use in FERC account 105, plus transmission related materials and supplies and stores expense in FERC accounts 154 and 163 after adjustment to exclude obsolete materials & supplies (as determined by Buyer in accordance with GAAP) less (B) Transmission Plant Investment Accumulated Depreciation.

        “Off-Site Location” means any location other than the Purchased Transmission Assets.

        “Order” means any order, judgment, writ, injunction, decree, directive, or award of a court, administrative judge, or other Governmental Entity acting in an adjudicative or regulatory capacity, or of an arbitrator with applicable jurisdiction over the subject matter.

        “Parent” means ITC Holdings Corp., a Michigan corporation.

        “Parent Equity Issuance Approval” means approval by FERC of an application by Parent to issue shares of Parent’s common stock, which application may specify an amount of such shares and a duration for such issuance as Parent in its absolute discretion may specify; provided that, in any event such application shall also specify in the alternative to such amount and duration, the amount of such shares contemplated by Buyer as part of the Financing.

        “Parent Guaranty” means the Guaranty in the form of Exhibit 1.1-F hereto, which Guaranty shall have been executed by Parent as of the date of this Agreement.

        “Partial Assignment of Shared Easements” means the Assignment of Easements in form and substance reasonably acceptable to the Parties.

        “Party” means either Buyer or Seller, as indicated by the context, and “Parties” means Buyer and Seller.

        “Permits” means all permits, certifications, licenses (including railroad crossing permits), franchises, approvals, consents, waivers, registrations or other authorizations of Governmental Entities issued under or with respect to applicable Laws or Orders and used or held by Seller for the operation of the Purchased Assets, other than Environmental Permits.

        “Permitted Encumbrances” means (i) those Encumbrances set forth in Schedule 1.1-B; (ii)  Encumbrances securing or created by or in respect of any of the Assumed Obligations; (iii) statutory liens for current Taxes or assessments not yet due or payable; (iv) mechanics’, carriers’, workers’, repairers’, landlords’, and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of Seller, or pledges, deposits, or other liens securing the performance of statutory obligations (including workers’ compensation, unemployment insurance, or other social security legislation); (v) any Encumbrances set forth in any state, local, or municipal franchise or governing ordinance under which any portion of the Purchased Assets are being used or conducted; or (vi) Encumbrances, including, without limitation, zoning, entitlement, restriction, and other land use regulations by Governmental Entities, which, together with all other Encumbrances, do not materially detract from the value of or materially interfere with the present use of the Purchased Assets or the conduct of the business thereon as it is currently being used and conducted.

        “Person” means any individual, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization, or Governmental Entity.

        “Post-Closing Adjustment Date” means December 31, 2007 or such other date as the parties mutually agree.

        “Post-Closing Calculated Accumulated Depreciation” means the product of the current effective depreciation rate multiplied by the number of years and months (calculated as the number of years plus the product of the number of additional months divided by 12) the asset has been in service multiplied by the property, plant and equipment value reflected on the applicable asset register based on the most recently reviewed or audited financial statements of the applicable Party.

        “Post-Closing Rate Base Value” means the Rate Base Amount attributable to the assets of Buyer included in Net Transmission Plant Investment on the Post-Closing Adjustment Date.

        “Preferential Purchase Rights” means rights of any Person (other than rights of condemnation, eminent domain, or other similar rights of any Person) to purchase or acquire any interest in any of the Purchased Assets, including any rights that are conditional upon a sale of any Purchased Assets or any other event or condition.

        “Premium Multiple” means 1.7709.

        “Prime Rate” means, for any day, the per annum rate of interest quoted as the “Bank Prime Rate” rate for the most recent weekday for which such rate is quoted in the statistical release designated as H.15(519), or any successor publication, published from time to time by the Board of Governors of the Federal Reserve System.

        “Projected CWIP Amount” means $19,076,000.

        “Projected Rate Base Amount” means $423,513,994.

        “Purchased Agreements” means any Contract to which (i) on the date hereof, Seller is a party, or by which it is bound, that either (A) is listed or described on Schedule 5.8(a) or Schedule 5.10(a) and primarily relates to Transmission, or (B) relates primarily to the Purchased Assets or (ii) on the Closing Date, Seller is a party, or by which it is bound, that would have been deemed a Purchased Agreement if in existence on the date hereof.

        “Purchased Transmission Assets” means each individual Transmission Land Right, Transmission Line Facility and Transmission Substation Facility.

        “Rate Base Amount” means the dollar valuation of Net Transmission Plant Investment as calculated in accordance with FERC 18 CFR.

        “Rate Base Assets” means any Purchased Assets transferred to Buyer on the Closing Date that are included in the definition of Net Transmission Plant Investment.

        “Rate Base Reclassification Increase” means any increase in Net Transmission Plant Investment between the date hereof and the Effective Time to the extent attributable to a reclassification of Purchased Assets as Rate Base Assets.

        “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials into the Environment.

        “Required Regulatory Approvals” means the Seller Required Regulatory Approvals and the Buyer Required Regulatory Approvals.

        “SEC” means the Securities and Exchange Commission.

        “Seller Disclosure Schedule” means, collectively, all Schedules other than Schedule 1.1-A, Schedule 6.3, Schedule 6.5, Schedule 6.7.

        “Seller Marks” means the rights of Seller and its Affiliates to the names “Interstate Power and Light Company,” “Iowa Southern Utilities Company,” “Iowa Electric Light & Power,” and “IES Utilities Inc.,” Interstate Power Company,” “IP&L,” “Alliant Energy,” “Alliant,” “Interstate Energy Corporation,” or any trade names, trademarks, service marks, corporate names or logos, or any derivative or combination thereof, that are confusingly similar thereto.

        “Seller Post-Closing Capital Contributions” means funds paid by Buyer at Seller’s direction to fund capital projects set forth on Schedule 7.1(g) between the Closing Date and Post-Closing Adjustment Date pursuant to Section 1(f) of the Transition Services Agreement, in an amount not to exceed the excess of the amounts set forth on Schedule 7.1(g) less the Actual Capital Expenditure Amount.

        “Seller Post-Closing Capital Increase” means an amount equal to the excess of the Post-Closing Rate Base Value over the Actual Rate Base Amount; solely to the extent that such excess is attributable to Seller Post-Closing Capital Contributions made between the Closing Date and the Post-Closing Adjustment Date (which Seller Post-Closing Capital Contributions may be applied to convert items included in the Actual CWIP Amount in respect of projects intended to be completed in 2007 to assets included in the definition of Net Transmission Plant Investment).

        “Seller’s Knowledge,” or words to similar effect, means the actual knowledge of the individuals listed in Schedule 1.1-C after reasonable inquiry by them of those employees of Seller whom they believe in good faith to be the persons generally responsible for the subject matters to which knowledge is pertinent.

        “Seller’s Representatives” means Seller’s accountants, employees, counsel, environmental consultants, financial advisors, and other representatives.

        “Seller Required Regulatory Approvals” means the following filings or approvals: (i) the filings by Seller and Buyer required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act, (ii) the State Transaction Approvals, and (iii) the FERC Transaction Approvals.

        “State Regulatory Order” means an Order issued by the ICC, IUB or MPUC that affects or governs the rates, services, or other utility operations of the Purchased Assets.

        “State Transaction Approvals” means the order(s) or action(s) of (i) the ICC, (ii) the IUB, and (iii) the MPUC approving or consenting to the transfer of the Purchased Assets by Seller to Buyer in the relevant jurisdiction pursuant to this Agreement; or the order(s) or action(s) of the Missouri Public Service Commission approving or consenting to the transfer of certificates related to the Purchased Assets by Seller to Buyer.

        “Subsidiary,” when used in reference to a Person, means any Person (i) of which outstanding securities or other equity interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions of such Person are owned directly or indirectly by such first Person, (ii) of which such Person or any subsidiary of such first Person is a general partner or (iii) such first Person directly or indirectly controls.

        “Substation Site Easement” means the Substation Site Easement in the form and substance reasonably acceptable to the Parties.

        “Tax” and “Taxes” means all taxes, charges, customs, duties, fees, levies, penalties, or other assessments imposed by any foreign or United States federal, state, or local taxing authority, including profits, estimated gross receipts, income, excise, property, replacement tax, sales, transfer, franchise, license, payroll, withholding, social security, or any other taxes (including any escheat or unclaimed property obligations), including any interest, penalties, or additions attributable thereto.

        “Tax Affiliate” of a Person means a member of that Person’s Affiliated Group and any other Subsidiary of that Person which is a partnership or is disregarded as an entity separate from that Person for Tax purposes.

        “Tax Return” means any return, report, information return, or other document (including any related or supporting information or schedule) required to be supplied to any Governmental Entity with respect to Taxes, including any amendments thereto.

        “Transfer Taxes” means any real property transfer, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed) as levied by any Governmental Entity in connection with the transactions contemplated by this Agreement, including, without limitation, any payments made in lieu of any such Taxes or governmental charges which become payable in connection with the transactions contemplated by this Agreement.

        “Transition Services Agreement” means the Transition Services Agreement to be executed and delivered by Seller and Buyer at Closing, in the form of Exhibit 1.1-G.

        “Transmission” means (i) the transmission of electricity at nominal voltages that are greater than or equal to 34.5 kV or (ii) the transmission of electricity regardless of the nominal voltage at which such facility is designed to operate or does operate, if the facilities are subject to the jurisdiction of FERC as transmission.

        “Transmission Easement” means any Easement, in which Seller has any right, title or interest and upon which a Transmission Line Facility or Transmission Substation Facility is located or otherwise used or held for use by Seller primarily in Transmission, including those set forth on Schedule 1.1-D, except for the Shared Easements and Easements set forth on Schedule 1.1-E.

        “Transmission Fee Interest” means real property owned in fee simple by Seller upon which any Transmission Line Facility or Transmission Substation Facility is located or otherwise used or held for use by Seller primarily in Transmission, including those set forth on Schedule 1.1-F, except for the real property owned in fee simple set forth on Schedule 1.1-G.

        “Transmission Land Right” means each individual Transmission Fee Interest, Transmission Easement and Transmission Lease.

        “Transmission Lease” means each Contract pursuant to which Seller, as lessee, licensee or contract party leases, licenses or otherwise obtains a contract right to the possession and/or use of a parcel of real property upon which a Transmission Line Facility or Transmission Substation Facility is located or otherwise used or held for use by Seller primarily in Transmission, including those set forth on Schedule 1.1-H, except for those Contracts set forth on Schedule 1.1-I.

        “Transmission Lines” means the lines identified on Schedule 1.1-J.

        “Transmission Line Facility” means any and all facilities and assets including, without limitation, any duct, wire, line, conduit, pole, tower, equipment or other structure used for Transmission, including any of the foregoing that are part of any Transmission Line or Transmission Substation Facility, are connected to any Transmission Line or Transmission Substation Facility, or are otherwise required to own, use or operate each Transmission Line or Transmission Substation Facility in the manner owned, used or operated by Seller prior to the Closing, but excluding (i) any Transmission Substation Facility and (ii) those assets set forth on Schedule 1.1-K.

        “Transmission Plant Investment Accumulated Depreciation” means accumulated depreciation included in FERC account 108 that reflects the accumulated depreciation on transmission assets recorded in FERC sub-accounts 350 through 359 before reduction for amounts related to asset retirement obligations and after adjustment to exclude the lesser of (a) Calculated Accumulated Depreciation for the following plant assets or (b) accumulated depreciation equal to the property, plant and equipment value at the time of transfer for the following plant assets (i) transmission plant excluded from ISO rates and transmission plant included in OATT Ancillary Services (Note M and Note N, respectively, on the Third Revised Sheet No. 1322 of the Midwest ISO Transmission and Energy Markets Tariff) and (ii) capitalized leases.

        “Transmission Substation Facility” means any and all facilities, assets, equipment, including, without limitation, towers, poles, transformers, circuit breakers, meters, and wires located at any substation that are used for Transmission including those assets set forth in Schedule 1.1-L, but excluding those assets set forth on Schedule 1.1-M.

        (b)     In addition, each of the following terms has the meaning specified in the Exhibit or Section set forth opposite such term:

Term	Reference
Actual Assumed Balance Sheet Obligations	Section 3.3(a)
Actual Net Non-Rate Base Asset Value	Section 3.3(a)
Adjustment Dispute Notice	Section 3.3(b)
Assumed Environmental Liabilities	Section 2.3(d)
Assumed Litigation	Section 2.3(g)
Assumed Obligations	Section 2.3
Assumed Post-Closing Environmental Liabilities	Section 2.3(d)
Assumed Post-Closing Litigation	Section 2.3(g)

Assumed Pre-Closing Environmental Liabilities	Section 2.3(d)
Assumed Pre-Closing Litigation	Section 2.3(g)
Audited Financial Statements	Section 7.15
Base Price	Section 3.1
Bonus Plan	Section 8.2(b)
Buyer 401(k) Plan	Section 8.8
Buyer Plans	Section 8.5(a)
Buyer's Initial Rates	Section 7.16
Closing	Section 4.1
Closing Date	Section 4.1
Confidential Information	Section 7.2(b)
Direct Loss	Section 10.3(d)
Discovering Party	Section 7.4(b)
Effective Time	Section 4.1
Estimated Assumed Balance Sheet Obligations	Section 3.2(a)
Estimated Balance Sheet	Section 3.2(a)
Estimated Net Non-Rate Base Asset Value	Section 3.2(a)
Estimated Rate Base Statement	Section 3.2(a)
Excluded Assets	Section 2.2
Excluded Liabilities	Section 2.4
Final Balance Sheet	Section 3.3(a)
Final Rate Base Statement	Section 3.3(a)
Financing Commitments	Section 6.7
Indemnifiable Loss	Section 10.2(a)

Indemnifying Party	Section 10.3(a)
Indemnitee	Section 10.3(a)
Initial Valuation	Section 3.1
Material Contracts	Section 5.10(a)
Missouri Assets	Section 7.4(h)
Notice of Direct Loss	Section 10.3(d)
Notice of Third Party Claim	Section 10.3(a)
Notified Party	Section 7.4(b)
Pre-Closing Non-Balance Sheet Liabilities	Section 2.3(i)
Prior Year Bonuses	Section 8.2(c)
Purchase Price	Section 3.1
Purchased Assets	Section 2.1
Real Property Leases	Section 5.8(a)
Represented Employee Work	Section 8.3(a)
Restricted Shares	Section 8.2(e)
Shared Easement Rights	Section 7.4(c)
Shared Easements	Section 7.4(c)
Termination Date	Section 11.1(b)
Third Party Claim	Section 10.3(a)
Title Company	Section 7.17
Transfer Notice	Section 7.4(b)
Transfer Objection Notice	Section 7.4(b)
Transferable Environmental Permits	Section 2.1(g)
Transferable Permits	Section 2.1(f)
Transferred Employee	Section 8.1(b)

Transferred Employee APBO	Section 8.7
WARN	Section 8.4

        1.2    Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation apply:

        (a)    Calculation of Time Period. When calculating the period of time before which, within which, or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.

        (b)    Dollars. Any reference in this Agreement to “dollars” or “$” means U.S. dollars.

        (c)    Exhibits and Schedules. Unless otherwise expressly indicated, any reference in this Agreement to an “Exhibit” or a “Schedule” refers to an Exhibit or Schedule to this Agreement. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein are defined as set forth in this Agreement.

        (d)    Gender and Number. Any reference in this Agreement to gender includes all genders, and the meaning of defined terms applies to both the singular and the plural of those terms.

        (e)    Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections, and other subdivisions, and the insertion of headings are for convenience of reference only and do not affect, and will not be utilized in construing or interpreting, this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

        (f)     “Herein”. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement (including the Schedules and Exhibits to this Agreement) as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

        (g)     “Including”. The word “including” or any variation thereof means “including, without limitation” and does not limit any general statement that it follows to the specific or similar items or matters immediately following it.

        (h)     “To the extent”. The words “to the extent” when used in reference to a liability or other matter, means that the liability or other matter referred to is included in part or excluded in part, with the portion included or excluded determined based on the portion of such liability or other matter exclusively related to the subject. For example, if 40 percent of a liability is attributable to the Purchased Assets, then a statement that Buyer will assume the liability “to the extent related to the operation of the Purchased Assets” means that Buyer will assume 40 percent of the liability. As an additional example, if a performance obligation attributable to the Purchased Assets is by its terms to be performed prior to and following the Effective Time, a statement that Buyer will assume the obligation “to the extent such obligation relates to the period from and after the Effective Time” means that Buyer will assume all liability for the performance from and after the Effective Time, and that Seller would remain liable for any failure to perform such obligations prior to the Effective Time.

        1.3    Joint Negotiation and Preparation of Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the Parties hereto and no presumption or burden of proof favoring or disfavoring any Party will exist or arise by virtue of the authorship of any provision of this Agreement.

ARTICLE II
PURCHASE AND SALE

        2.1    The Sale. Upon the terms and subject to the satisfaction or waiver of the conditions contained in this Agreement, at the Closing, Seller will sell, assign, convey, transfer, and deliver to Buyer, free and clear of all Encumbrances (except for Permitted Encumbrances), and Buyer will purchase and acquire from Seller, all of Seller’s right, title, and interest in, to, and under the real and personal property, tangible or intangible, described below, except to the extent that such assets are Excluded Assets (collectively, the “Purchased Assets”):

        (a)     the Purchased Transmission Assets;

        (b)     the inventory of Seller identified in Schedule 2.1(b);

        (c)     the Documents;

        (d)     the machinery, equipment, vehicles, furniture, and other tangible personal property listed on Schedule 2.1(d);

        (e)     to the extent commercially practicable, only that portion of each Purchased Agreement that relates to Transmission, and otherwise, the Purchased Agreements;

        (f)     the Permits listed on Schedule 5.12(a), and all other Permits primarily used by Seller in the ownership and operation of the Purchased Assets (the “Transferable Permits”);

        (g)     the Environmental Permits listed on Schedule 5.9(a)-2 and all other Environmental Permits primarily used by Seller in the ownership and operation of the Purchased Assets (the “Transferable Environmental Permits”);

        (h)     Claims and defenses of Seller to the extent such Claims or defenses arise primarily with respect to the Assumed Obligations or the Purchased Assets, provided that any such Claims and defenses will be assigned to Buyer without warranty or recourse, other than pursuant to the representations and warranties contained in this Agreement;

        (i)     any assets acquired by Seller pursuant to Section 7.4(d) for inclusion in the Purchased Assets;

        (j)     the software set forth on Schedule 2.1(j);

        (k)     all warranties pertaining to the Purchased Assets and set forth in Schedule 2.1(k);

        (l)     the Shared Easement Rights; and

        (m)     all assets to be transferred by, or on behalf of, Seller and its Affiliates to, or on behalf of, Buyer or its Affiliates in accordance with Article VIII.

        2.2    Excluded Assets. The Purchased Assets do not include any property or assets of Seller not described in Section 2.1 and, notwithstanding any provision to the contrary in Section 2.1 or elsewhere in this Agreement, the Purchased Assets do not include, without limitation, the following property or assets of Seller (all assets excluded pursuant to this Section 2.2, the “Excluded Assets”):

        (a)     subject to Section 7.10 of this Agreement, the Seller Marks;

        (b)     all cash, cash equivalents, bank deposits, accounts receivable, and any income, sales, payroll or other tax receivables;

        (c)     subject to Section 3.5 hereof, any refund or credit (i) related to Taxes paid by or on behalf of Seller, whether such refund is received as a payment or as a credit against future Taxes payable, or (ii) relating to a period before the Closing Date;

        (d)     any Purchased Assets that have been disposed of in compliance with this Agreement prior to Closing;

        (e)     except as expressly provided in Section 2.1(h) and Section 2.1(k), all of the Claims or causes of action of Seller against any Person;

        (f)     all insurance policies, and rights thereunder, including any such policies and rights in respect of the Purchased Assets;

        (g)     the rights of Seller arising under or in connection with this Agreement, any certificate or other document delivered in connection herewith, and any of the transactions contemplated hereby and thereby;

        (h)     all agreements and Contracts not included in the Purchased Agreements;

        (i)     subject to Section 7.10, all software, software licenses, information systems, management systems, and any items set forth in or generally described in subparts (i) through (vii) of the definition of “Documents” in Section 1.1(a), and the software set forth on Schedule 2.2(i);

        (j)     the communication towers, equipment and assets set forth on Schedule 2.2(j); and

        (k)     the assets and other rights set forth on Schedule 2.2(k).

        2.3    Assumed Obligations. Upon the terms and subject to the satisfaction or waiver of the conditions contained in this Agreement, at the Closing, Buyer will deliver to Seller the Assignment and Assumption Agreement pursuant to which Buyer will assume and agree to discharge all of the debts, liabilities, obligations, duties, and responsibilities of Seller of any kind and description, whether absolute or contingent, monetary or non-monetary, direct or indirect, known or unknown, or matured or unmatured, or of any other nature, to the extent primarily related to the Purchased Assets, other than Excluded Liabilities (the “Assumed Obligations”), in accordance with the respective terms and subject to the respective conditions thereof, including, without limitation, the following liabilities and obligations (in every case other than Excluded Liabilities); provided that nothing contained herein shall limit or prevent the Buyer from asserting any defenses, claims or counterclaims that it may have against third Persons or under this Agreement in respect of the Assumed Obligations (including those related to the validity and enforceability thereof):

        (a)     all liabilities and obligations of Seller existing, arising, or asserted, whether before, on, or after the Closing Date under the Purchased Agreements, the Transferable Permits, the Transferable Environmental Permits (except to the extent such liabilities or obligations are Assumed Pre-Closing Environmental Liabilities which are assumed pursuant to Section 2.3(d)), and any other agreements or contractual rights assigned to Buyer pursuant to the terms of this Agreement;

        (b)     all liabilities and obligations relating to Transmission Easement relocation obligations and engineering and construction required to complete scheduled construction, construction work in progress, and other capital expenditure projects, in each case related primarily to the Purchased Assets and outstanding on or arising after the Effective Time;

        (c)     all liabilities and obligations associated with the Purchased Assets in respect of Taxes for which Buyer is liable pursuant to Section 3.5 or Section 7.7;

        (d)     (i) all liabilities, obligations, Environmental Claims, and demands arising under, in respect of, or relating to compliance or non-compliance by Seller, prior to the Closing Date, with past, present, and future Environmental Laws, existing, arising, or asserted with respect to the Purchased Assets (the “Assumed Pre-Closing Environmental Liabilities”), and (ii) all liabilities, obligations, Environmental Claims, and demands arising under, in respect of, or relating to compliance or noncompliance with present and future Environmental Laws with respect to the Purchased Assets, on or after the Closing Date, except to the extent any of the foregoing is an Assumed Pre-Closing Environmental Liability (the “Assumed Post-Closing Environmental Liability,” and together with the Assumed Pre-Closing Environmental Liabilities, the “Assumed Environmental Liabilities”);

        (e)     all liabilities and obligations in respect of the Purchased Assets arising on or after the Closing Date (A) under (i) any FERC Regulatory Orders applicable to the Purchased Assets, (ii) the State Regulatory Orders applicable to the Purchased Assets set forth on Schedule 2.3(e) or (iii) State Regulatory Orders that relate to customary electric transmission facility siting or siting certification matters within the jurisdiction of the Governmental Entity issuing such State Regulatory Order or (B) imposed on Buyer or the Purchased Assets in connection with any Required Regulatory Approval;

        (f)     the Actual Assumed Balance Sheet Obligations;

        (g)     (i) all liabilities, obligations, arising under, in respect of, or relating to any Claim, existing, arising, or asserted with respect to the Purchased Assets, prior to the Closing Date (the “Assumed Pre-Closing Litigation”), and (ii) all liabilities, obligations, arising under, in respect of, or relating to any Claim, existing, arising, or asserted with respect the Purchased Assets, on or after the Closing Date, except to the extent any of the foregoing is Assumed Pre-Closing Litigation (the “Assumed Post-Closing Litigation” and together with the Assumed Pre-Closing Litigation, the “Assumed Litigation”);

        (h)     the liabilities and obligations set forth on Schedule 2.3(h);

        (i)     any liabilities or obligations (other than those set forth in clauses (a) through (h) of this Section 2.3), whether known or unknown, of the Seller relating primarily to the Purchased Assets, not reflected on the Final Balance Sheet or Final Rate Base Statement, which arose prior to the Closing Date (the “Pre-Closing Non-Balance Sheet Liabilities”).

        2.4    Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement, Buyer does not assume and will not be obligated to pay, perform, or otherwise discharge any of the following liabilities or obligations of Seller or its Affiliates (collectively, the “Excluded Liabilities”):

        (a)     any liabilities or obligations of Seller to the extent related to any Excluded Assets;

        (b)     any liabilities or obligations in respect of Taxes of Seller or any Tax Affiliate of Seller, or any liability of Seller for unpaid Taxes of any Person under Treasury Regulation section 1.1502-6 (or similar provision of state, local, or foreign law) as a transferee or successor, by Contract or otherwise, including without limitation, any Taxes relating to, pertaining to or arising from the Purchased Assets for periods (or portions thereof) ending on or prior to the Closing Date, except for Taxes for which Buyer is liable pursuant to Section 3.5 or Section 7.7;

        (c)     subject to Article VIII, any liabilities or obligations in respect of any employees of Seller or its Affiliates, including any obligations of Seller for benefits, bonuses, wages, employment Taxes, or severance pay and any liability or obligations arising under any Seller Plan;

        (d)     any liabilities or obligations relating to the disposal, storage, transportation, discharge, Release, recycling, or the arrangement for such activities, by Seller, of Hazardous Materials at any Off-Site Location, provided that for purposes of this Section 2.4(d), “Off-Site Location” does not include any location to, at, or through which Hazardous Materials originally disposed of at, discharged from, emitted from or Released at the Purchased Assets have migrated, including, but not limited to, surface waters that have received waste water discharges from the Purchased Assets (it being understood that the foregoing proviso shall not in any way diminish Seller’s liabilities and obligations under this Agreement with respect to manufactured gas plant sites);

        (e)     liabilities or obligations relating to any properties (other than Purchased Assets) formerly owned or operated by the Seller or its Affiliates or predecessors prior to the Closing;

        (f)     any liabilities or obligations reflected on the Final Balance Sheet, other than Actual Assumed Balance Sheet Obligations and liabilities that are fully reflected as reductions to Net Transmission Plant Investment;

        (g)     liabilities or obligations relating to any manufactured gas plant sites at, affecting or related to the Purchased Assets;

        (h)     except for the Assumed Environmental Liabilities, liabilities or obligations arising from any Claim (including any workers compensation Claim) related to the Purchased Assets of which Seller has received written notice from a third party prior to the Closing;

        (i)     any liabilities or obligations of Seller arising under or in connection with this Agreement, any certificate or other document delivered in connection herewith, and any of the transactions contemplated hereby and thereby;

        (j)     subject to Section 7.18, all pre-closing liabilities and obligations of Seller, of whatever nature, to the extent such liabilities are covered by a third party insurance policy maintained by Seller and then only to the extent actual proceeds are received by Seller from such third party insurer in respect of such liabilities or obligations;

        (k)     all liabilities and obligations of Seller or in respect of the Purchased Assets existing on or after the Closing Date under any State Regulatory Orders issued prior to the Closing, other than the liabilities or obligations (i) under the State Regulatory Orders applicable to the Purchased Assets set forth on Schedule 2.3(e), (ii) imposed on Buyer or the Purchased Assets in connection with any Required Regulatory Approval, or (iii) that relate to customary transmission facility siting or siting certification matters within the jurisdiction of the Governmental Entity issuing such State Regulatory Order;

        (l)     the liabilities or obligations set forth on Schedule 2.4(l);

        (m)     liabilities and obligations under Purchased Agreements for the provision of any Ancillary Services or that would otherwise cause Buyer to be considered a customer of electricity transmission service or electricity market participant under FERC rules or regulations;

        (n)     liabilities and obligations under Purchased Agreements to the extent not primarily related to the Purchased Assets or Transmission; and

        (o)     liabilities and obligations under the Settlement Agreement dated October 31, 2002 between Interstate Power Light and Electric and Southern Minnesota Municipal Power Agency.

ARTICLE III
PURCHASE PRICE

        3.1    Purchase Price. The purchase price for the Purchased Assets will be an amount equal to $750,000,000.00 (the “Initial Valuation”), as adjusted pursuant to Section 3.2 (as so adjusted, the “Base Price”), as further adjusted pursuant to Section 3.3 (as so adjusted, the “Purchase Price”).

        3.2    Determination of Base Price.

        (a)     Not less than fifteen (15) Business Days prior to the Closing Date, Seller shall deliver to Buyer an estimated consolidated balance sheet of the Purchased Assets and Assumed Obligations as of the Closing Date prepared in good faith by Seller (the “Estimated Balance Sheet”) (A) clearly indicating in reasonable detail the liabilities and obligations included thereon that Seller wishes to transfer to Buyer on the Closing Date (the “Estimated Assumed Balance Sheet Obligations”) and (B) containing Seller’s good faith estimate of the Net Non-Rate Base Asset Value as of the Closing Date (the “Estimated Net Non-Rate Base Asset Value”) and a statement (the “Estimated Rate Base Statement”) setting forth the Estimated Rate Base Amount, the Estimated Capital Expenditure Amount, the Estimated Rate Base Reclassification Amount and the Estimated CWIP Amount, together with reasonably detailed supporting documentation. The Estimated Balance Sheet shall be prepared in accordance with GAAP, consistently applied. The Estimated Rate Base Statement shall be prepared in accordance with FERC 18 CFR, consistently applied. Seller will provide Buyer and Buyer’s independent accountant with all supporting work papers used by Seller in connection with such calculations at the time it delivers the Estimated Balance Sheet and the Estimated Rate Base Statement. In the event that, not less than five (5) Business Days prior to the Closing Date, Buyer notifies Seller of any errors contained in the Estimated Balance Sheet or the Estimated Rate Base Statement, Seller shall in good faith consider Buyer’s comments relating to such errors and make any amendments to the Estimated Balance Sheet or the Estimated Rate Base Statement as Seller, acting in good faith, deems necessary or appropriate.

        (b)     Non-Rate Base Adjustment. For purposes of calculating the Base Price:

(i) If the Estimated Net Non-Rate Base Asset Value is a positive number, then the Base Price shall be calculated as the Initial Valuation increased by such amount.

(ii) If the Estimated Net Non-Rate Base Asset Value is a negative number, then the Base Price shall be calculated as the Initial Valuation decreased by such amount.

        (c)     Rate Base Adjustment. For purposes of calculating the Base Price:

(i) If the Estimated Rate Base Amount is greater than the Projected Rate Base Amount, then the Base Price shall be calculated as the Initial Valuation, as adjusted pursuant to the terms of Section 3.2(b), increased by the sum of (A) an amount equal to the Estimated Rate Base Amount minus the Projected Rate Base Amount plus, if applicable, (B) the product of (x) any portion of such amount (but not to exceed $20 million) calculated in the preceding clause (A) to the extent attributable to a Rate Base Reclassification Increase multiplied by (y) the Net Premium Multiple.

(ii) If the Estimated Rate Base Amount is less than the Projected Rate Base Amount, then the Base Price shall be calculated as the Initial Valuation, as adjusted pursuant to the terms of Section 3.2(b), decreased by the product of (x) an amount equal to the Projected Rate Base Amount minus the Estimated Rate Base Amount, multiplied by (y) the Premium Multiple.

(iii) If the Estimated CWIP Amount is greater than the Projected CWIP Amount, then the Base Price shall be calculated as the Initial Valuation, as adjusted pursuant to the terms of Section 3.2(c)(i) or (ii), as the case may be, increased by an amount equal to the Estimated CWIP Amount minus the Projected CWIP Amount.

(iv) If the Estimated CWIP Amount is less than the Projected CWIP Amount, then the Base Price shall be calculated as the Initial Valuation, as adjusted pursuant to the terms of Section 3.2(c)(i) or (ii), as the case may be, decreased by an amount equal to the Projected CWIP Amount minus the Estimated CWIP Amount.

        (d)     The Base Price shall be an amount equal to the Initial Valuation as adjusted pursuant to the terms of Section 3.2(b) and 3.2(c).

        3.3    Determination of Purchase Price.

        (a)     As soon as reasonably practicable after the Post-Closing Adjustment Date, but in any event within ninety (90) days thereafter, Seller will prepare and deliver to Buyer a consolidated balance sheet of the Purchased Assets and Assumed Obligations as of the Closing Date (as finally determined pursuant to this Section 3.3, the “Final Balance Sheet”), (A) clearly indicating in reasonable detail the liabilities and obligations included thereon that Seller transferred to Buyer on the Closing Date (as finally determined pursuant to this Section 3.3, the “Actual Assumed Balance Sheet Obligations”) and (B) containing the Net Non-Rate Base Asset Value as of the Closing Date (as finally determined pursuant to this Section 3.3, the “Actual Net Non-Rate Base Asset Value”), and a statement (as finally determined pursuant to this Section 3.3, the “Final Rate Base Statement”) setting forth the Actual Rate Base Amount, the Post-Closing Rate Base Value, the Actual Capital Expenditure Amount, the Actual Rate Base Reclassification Amount and the Actual CWIP Amount, together with reasonably detailed supporting documentation. Each of the Final Balance Sheet and the Final Rate Base Statement shall be reviewed by Deloitte & Touche LLP. The Final Balance Sheet shall be prepared in accordance with GAAP, consistently applied. The Final Rate Base Statement shall be prepared in accordance with FERC 18 CFR, consistently applied. Seller shall provide Buyer and Buyer’s independent accountant with all supporting work papers and all books and records of Seller, and Buyer may make inquiry of the representatives of Seller’s accountants and Seller, as requested by Buyer in connection with preparation and review of the Final Balance Sheet and the Final Rate Base Statement. Buyer agrees to cooperate with Seller in connection with Seller’s preparation of the Final Balance Sheet and the Final Rate Base Statement and related information, and to provide Seller with access to its books, records, information and employees as Seller may reasonably request in connection with such preparation. The Final Balance Sheet and Final Rate Base Statement shall be prepared and adjusted pursuant to this Section 3.3 to avoid duplication of any items, and not to include any items, to the extent otherwise taken into account in the prorations under Section 3.5.

        (b)     The amounts set forth in the Final Balance Sheet and the Final Rate Base Statement will be final, binding, and conclusive for all purposes unless, and only to the extent, that within 60 days after Seller has delivered the Final Balance Sheet and the Final Rate Base Statement, Buyer notifies Seller of any dispute with matters set forth therein. Any such notice of dispute delivered by Buyer (an “Adjustment Dispute Notice”) will identify with reasonable specificity each item in the Final Balance Sheet and the Final Rate Base Statement with respect to which Buyer disagrees, the basis of such disagreement, and Buyer’s position with respect to such disputed item.

        (c)     If Buyer delivers an Adjustment Dispute Notice in compliance with Section 3.3(b), then (i) the undisputed portion of the total proposed Adjustment Amount based on the Final Balance Sheet and the Final Rate Base Statement (together with interest thereon for the period commencing on the Closing Date through the date of payment calculated at the Prime Rate in effect on the Closing Date) will be paid by Seller or Buyer, as the case may be, in accordance with the payment procedures set forth in Section 3.3(g); and (ii) Buyer and Seller will attempt to reconcile their differences and any written resolution agreed and executed by both of them as to any disputed amounts will be final, binding, and conclusive for all purposes on the Parties. If Buyer and Seller are unable to reach a resolution with respect to all disputed items within 45 days of delivery of the Adjustment Dispute Notice, Buyer and Seller will submit any items remaining in dispute for determination and resolution to the Independent Accounting Firm which will be instructed to determine and report to the Parties, within 30 days after such submission, upon such remaining disputed items. The report of the Independent Accounting Firm will be final, binding, and conclusive on the Parties for all purposes. The personnel of the Independent Accounting Firm performing such services shall be individuals who are independent of, and impartial with respect to Buyer and Seller and their Affiliates, officers, directors, agents and employees, and the officers, directors, agents and employees of their respective Affiliates. Before referring a matter to the Independent Accounting Firm, the Parties shall agree on procedures to be followed by the Independent Accounting Firm (including procedures for the presentation of evidence). If the Parties are unable to agree upon procedures before the expiration of thirty (30) days after receipt by Seller of the Adjustment Dispute Notice, the Independent Accounting Firm shall establish procedures, which procedures may be, but need not be, those proposed by either Party. The Parties shall, as promptly as practicable, submit evidence to the Independent Accounting Firm in accordance with such procedures. The fees and expenses of the Independent Accounting Firm incurred in the resolution of such dispute shall be borne by the Parties in such proportion as is appropriate to reflect the relative benefits received by Seller on the one hand and Buyer on the other from the resolution of the dispute. For example, if Buyer challenges items underlying the calculation of the Adjustment Amount in the net amount of $100,000, but the Independent Accounting Firm determine that Buyer has a valid claim for only $40,000, Buyer shall bear 60% of the fees and expenses of the Independent Accounting Firm and Seller shall bear the other 40% of such fees and expenses. The decision rendered by the Independent Accounting Firm pursuant to this Section 3.3 may be filed as a judgment in any court of competent jurisdiction. Either Party may seek specific enforcement or take other necessary legal action to enforce any decision of the Independent Accounting Firm under this Section 3.3.

        (d)     Final Non-Rate Base Adjustment. For purposes of calculating the Purchase Price:

(i) If the Actual Net Non-Rate Base Asset Value is a positive number, then the Purchase Price shall be calculated as the Initial Valuation increased by such amount.

(ii) If the Actual Net Non-Rate Base Asset Value is a negative number, then the Purchase Price shall be calculated as the Initial Valuation decreased by such amount.

        (e)     Final Rate Base Adjustment. For purposes of calculating the Purchase Price:

(i) If the Actual Rate Base Amount is greater than the Projected Rate Base Amount, then the Purchase Price shall be calculated as the Initial Valuation, as adjusted pursuant to the terms of Section 3.3(d), increased by the sum of (A) an amount equal to the Actual Rate Base Amount minus the Projected Rate Base Amount plus, if applicable, (B) the product of (x) any portion of such amount (but not to exceed $20 million) calculated in the preceding clause (A) to the extent attributable to a Rate Base Reclassification Increase multiplied by (y) the Net Premium Multiple.

(ii) If the Actual Rate Base Amount is less than the Projected Rate Base Amount, then the Purchase Price shall be calculated as the Initial Valuation, as adjusted pursuant to the terms of Section 3.3(d), decreased by the product of (x) an amount equal to the Projected Rate Base Amount minus the Actual Rate Base Amount, multiplied by (y) the Premium Multiple.

(iii) If the Post-Closing Rate Base Value is greater than the Actual Rate Base Amount, then the Purchase Price shall be calculated as the Initial Valuation, as adjusted pursuant to the terms of Section 3.3(e)(i) or (ii), as the case may be, increased by the product of (A) an amount equal to the Seller Post-Closing Capital Increase multiplied by (B) the Net Premium Multiple.

(iv) If the Actual CWIP Amount is greater than the Projected CWIP Amount, then the Purchase Price shall be calculated as the Initial Valuation, as adjusted pursuant to the terms of Section 3.3(e)(i), (ii) and/or (iii), as the case may be, increased by an amount equal to the Actual CWIP Amount minus the Projected CWIP Amount.

(v) If the Actual CWIP Amount is less than the Projected CWIP Amount, then the Purchase Price shall be calculated as the Initial Valuation, as adjusted pursuant to the terms of Section 3.3(e)(i), (ii) and/or (iii), as the case may be, decreased by an amount equal to the Projected CWIP Amount minus the Actual CWIP Amount.

        (f)     The Purchase Price shall be an amount equal to the Initial Valuation as adjusted pursuant to the terms of Section 3.3(d) and 3.3(e).

        (g)     Within five days following the final determination of the Purchase Price pursuant to this Article III, (i) if the Purchase Price is greater than the Base Price, Buyer will pay the Adjustment Amount to Seller; or (ii) if the Purchase Price is less than the Base Price, Seller will pay the Adjustment Amount to Buyer. Any amount paid under this Section 3.3(g) will be paid with interest for the period commencing on the Post-Closing Adjustment Date through the date of payment, calculated at the Prime Rate in effect on the Post-Closing Adjustment Date, in cash by wire transfer of immediately available funds to the account specified by the Party receiving payment.

        3.4    Allocation of Purchase Price. The sum of the Purchase Price and the Assumed Obligations will be allocated among the Purchased Assets on a basis consistent with Section 1060 of the Code and the Treasury Regulations thereunder. Within 60 days following the Closing Date, the Parties will work together in good faith to agree upon such allocation; provided that in the event that such agreement has not been reached within such 60-day period, the allocation will be determined by the Independent Accounting Firm, and such determination will be binding on the Parties. Each Party will pay one-half of the fees and expenses of the Independent Accounting Firm in connection with such determination. Each Party will report the transactions contemplated by the Agreement for federal Income Tax and all other Tax purposes in a manner consistent with such allocation to the extent consistent with applicable law. Each Party will provide the other promptly with any other information required to complete Form 8594 under the Code. Each Party will notify the other, and will provide the other with reasonably requested cooperation, in the event of an examination, audit, or other proceeding regarding the allocations provided for in this Section 3.4.

        3.5    Proration.

        (a)     All Taxes (but not including Transfer Taxes), utility charges, and similar items customarily prorated, including those listed below, to the extent relating to the Purchased Assets will be prorated as of the Effective Time, with Seller liable to the extent such items relate to any period prior to the Effective Time, and Buyer liable to the extent such items relate to any period from and after the Effective Time. To the extent that Seller determines in good faith that amounts to be prorated under this Section 3.5 can be reasonably estimated at Closing, Seller will provide Buyer with such estimate and the Parties will adjust the amounts paid at Closing to reflect such prorations. Such items to be prorated will include:

(i) personal property Taxes, real property Taxes, replacement Taxes, assessments, franchise Taxes, and other similar charges, including charges for water, telephone, electricity, and other utilities;

(ii) any permit, license, registration, compliance assurance fees or other fees with respect to any Transferable Permits and Transferable Environmental Permits that are in fact transferred to Buyer, excluding any fees to transfer such Transferable Permits and Transferable Environmental Permits;

(iii) any pre-paid expenses (including security deposits) relating to the Purchased Assets;

(iv) rent, Taxes and other items (including prepaid services or goods not included in inventory) payable by or to Seller under any of the Purchased Agreements;

(v) fees or charges (other than Taxes) imposed by any Governmental Entity; and

(vi) rents under any leases of real or personal property.

        (b)     In connection with any real property or personal property Tax prorations, including installments of special assessments, replacement taxes payable by the owner of the Purchased Assets, or any other taxes assessed with respect to the Purchased Assets on an annual or periodic basis, Buyer will be credited with an amount equal to the amount of the current real property Tax or installment of special assessments or other Tax, as the case may be, multiplied by a fraction, (i) the numerator of which is the number of days from the date of the immediately preceding installment to the day before the Closing Date, and (ii) the denominator of which is the total number of days in the assessment period in which the Closing Date occurs. In connection with any prorations, in the event that actual amounts are not available at the Closing Date, the proration will be based upon the Taxes, assessments, charges, fees, or rents for the most recent period completed prior to the Closing Date for which actual Taxes, assessments, charges, fees, or rents are available. All prorations will be based upon the most recent available Tax rates, assessments, and valuations. Any prorations will be made so as to avoid duplication of any items, and will not include items to the extent otherwise taken into account in determining the Purchase Price, including the Adjustment Amount.

        (c)     The proration of all items under this Section 3.5 will be recalculated by Buyer within 60 days following the date upon which the actual amounts become available to Buyer. Buyer will notify Seller promptly of such recalculated amounts, and will provide Seller with all documentation relating to such recalculations, including tax statements and other notices from third parties. The Parties will make such payments to each other as are necessary to reconcile any estimated amounts prorated as of the Effective Time with the final amounts to be prorated. Seller and Buyer agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all proration calculations made pursuant to this Section 3.5.

ARTICLE IV
THE CLOSING

        4.1    Time and Place of Closing. Upon the terms and subject to the satisfaction of the conditions contained in Article IX of this Agreement (or waiver thereof as provided herein), the closing of the purchase and sale of the Purchased Assets and assumption of the Assumed Obligations (the “Closing”) will take place at a location to be agreed to by the Parties beginning at 10:00 A.M. (local time) on the second Business Day following the date on which the conditions set forth in Article IX (other than conditions to be satisfied by deliveries at the Closing) have been satisfied or waived, or at such other time as the Parties may agree. The date on which the Closing occurs is referred to herein as the “Closing Date.” The purchase and sale of the Purchased Assets and assumption of the Assumed Obligations will be effective as of 12:00:01 A.M., Cedar Rapids, Iowa time on the Closing Date (the “Effective Time”).

        4.2    Payment of Base Price. Upon the terms and subject to the satisfaction or waiver of the conditions contained in this Agreement, at the Closing, Buyer will pay or cause to be paid to Seller the Base Price, by wire transfer of immediately available funds, to the account or accounts designated by Seller on the third Business Day prior to the Closing, or by such other means as may be agreed upon by Seller and Buyer.

        4.3    Deliveries by Seller. At or prior to the Closing, Seller will deliver the following to Buyer:

        (a)     the Bill of Sale, duly executed by Seller;

        (b)     the Assignment and Assumption Agreement, duly executed by Seller;

        (c)     the Distribution Interconnect Agreement, duly executed by Seller;

        (d)     the Generator Interconnect Agreement, duly executed by Seller and MISO;

        (e)     the Transition Services Agreement, duly executed by Seller;

        (f)     the lease agreement described in Section 8.3(b), duly executed by Seller;

        (g)     all consents, waivers, Transferable Permits, Transferable Environmental Permits or approvals obtained by Seller from third parties in connection with this Agreement including, without limitation, the consents, waivers, Transferable Permits, Transferable Environmental Permits or approvals obtained by Seller pursuant to Sections 7.4 and 9.2(j);

        (h)     the certificate contemplated by Section 9.2(d);

        (i)     one or more deeds of conveyance of the Transmission Fee Interests, substantially in the form of the Deed, duly executed and acknowledged by Seller and in recordable form, conveying good and insurable fee simple title to the Transmission Fee Interests;

        (j)     one or more Easements, substantially in the form of the Substation Site Easement, as are necessary to convey a reservation of Easement and other rights to Buyer (such that Buyer will have access to Transmission Line Facilities and Transmission Substation Facilities following the Closing) to the real property, Easements and other land rights of Seller set forth Schedule 4.3(j);

        (k)     one or more instruments of assignment or conveyance, substantially in the form of the Assignment of Easements and the Partial Assignment of Shared Easements, as are necessary to transfer the Transmission Easements, the Transmission Leases, and the Shared Easement Rights;

        (l)     all such other instruments of assignment or conveyance as are reasonably requested by Buyer in connection with the transfer of the Purchased Assets to Buyer in accordance with this Agreement;

        (m)     terminations or releases of all Encumbrances on the Purchased Assets required to be released pursuant to Section 9.2(f) and Section 9.2(g);

        (n)     a duly executed certificate, in form and substance reasonably satisfactory to the Buyer, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code; and

        (o)     a receipt for payment of the Base Price by Buyer.

        4.4    Deliveries by Buyer. At or prior to the Closing, Buyer will deliver the following to Seller:

        (a)     the Assignment and Assumption Agreement, duly executed by Buyer;

        (b)     the Distribution Interconnect Agreement, duly executed by Buyer;

        (c)     the Generator Interconnect Agreement, duly executed by Buyer and MISO;

        (d)     the Transition Services Agreement, duly executed by Buyer;

        (e)     the lease agreement described in Section 8.3(b), duly executed by Buyer;

        (f)     the certificate contemplated by Section 9.3(c);

        (g)     one or more Easements, substantially in the form of the Substation Site Easement, as are necessary to convey a reservation of Easement and other rights to Seller (such that Seller will continue to have access to its utility and distribution assets and facilities following the Closing) to the Transmission Land Rights set forth in Schedule 4.4(g);

        (h)     all consents, waivers, or approvals obtained by Buyer from third parties in connection with this Agreement; and

        (i)     all such other documents, instruments, and undertakings as are reasonably requested by Seller in connection with the assumption by Buyer of the Assumed Obligations in accordance with this Agreement.

        4.5    Parent Guaranty. To guaranty its obligations under this Agreement, Buyer shall deliver to Seller upon execution of this Agreement the Parent Guaranty, duly executed by Parent.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER

        As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, except as set forth in, or qualified by any matter set forth in, the Seller Disclosure Schedule (as the same may be supplemented or amended pursuant to Section 7.8), Seller represents and warrants to Buyer as set forth in this Article V. For convenience of reference, selected Sections of Article V refer to specific, numbered Schedules, but such references do not limit the general applicability of the exceptions, qualifications, and other matters set forth in the Seller Disclosure Schedule (excluding any supplement or amendment pursuant to Section 7.8) to each and every representation and warranty set forth in this Article V; provided that, the applicability of such exceptions, qualifications and other matters set forth in the Seller Disclosure Schedule are reasonably apparent to such other representation and warranty; provided further that, no such exception, qualification or other matter shall be deemed disclosed for the purposes of Section 5.5(a) of this Agreement unless such exception, qualification or other matter is set forth on Schedule 5.5(a).

        5.1    Organization; Qualification. Seller is a corporation duly organized, validly existing, and in good standing under the laws of Iowa and has all requisite corporate power and authority to own, lease, and operate the Purchased Assets. Seller is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership or operation of any Purchased Assets by Seller makes such qualification necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

        5.2    Authority Relative to this Agreement. Seller has all corporate power and authority necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of Seller and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller, and constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, or other similar laws affecting or relating to enforcement of creditors’rights generally or general principles of equity.

        5.3    Consents and Approvals; No Violation. Except as set forth in Schedules 5.3(a) through (d), the execution and delivery of this Agreement by Seller, and the consummation by Seller of the transactions contemplated hereby, do not:

        (a)     conflict with or result in any breach of Seller’s Governing Documents;

        (b)     (i) breach or otherwise constitute or give rise to a breach of or result in a default under (including with notice, lapse of time, or both), (ii) give rise to any right of termination, cancellation, acceleration or modification, under, (iii) result in or give to any person or entity any additional rights or entitlement to increased, additional accelerated or guaranteed payments under or (iv) result in the creation or imposition of any Encumbrance on the Purchased Assets under any of the terms, conditions, or provisions of any Contract or other obligation to which Seller is a party or by which Seller or any of the Purchased Assets may be bound, except for matters as to which requisite waivers or consents have been, or will prior to the Closing be, obtained or which if not obtained or made would not, individually or in the aggregate, have a Material Adverse Effect;

        (c)     violate any Law or Order applicable to Seller, any of its Affiliates, or any of the Purchased Assets, which violations would, individually or in the aggregate, have a Material Adverse Effect; or

        (d)     require any declaration, filing, issuance of a Permit, or registration with, or notice to, or authorization, consent, or approval or act of any Person, entity, including without limitation any Person or entity that is party to a Purchased Agreement, or Governmental Entity, other than (i) the Required Regulatory Approvals or (ii) such declarations, filings, registrations, notices, authorizations, consents, or approvals which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect.

        5.4    Governmental Filings. Since January 1, 2004, Seller has filed or caused to be filed with the ICC, IUB, MPUC and FERC and all other applicable Governmental Entities, all material forms, statements, reports, and documents (including all exhibits, amendments, and supplements thereto) required by Law or Order to be filed by Seller with the ICC, IUB, MPUC or FERC or such other Governmental Entities with respect to the Purchased Assets. As of the respective dates on which such forms, statements, reports, and documents were filed, each (to the extent prepared by Seller and excluding information prepared or provided by third parties) complied in all material respects with all requirements of any Law or Order applicable to such form, statement, report, or document in effect on such date.

        5.5    No Material Adverse Effect; Liabilities.

        (a)     Except as set forth in Schedule 5.5(a), or as required by the terms of this Agreement, since January 1, 2006, no change, effect, development or event has occurred which, either individually or in the aggregate, with all effects, events, developments or changes, has resulted in a Material Adverse Effect.

        (b)     Except as set forth on Schedule 5.5(b), there are no material liabilities, obligations or debts whether absolute or contingent, monetary or non-monetary, direct or indirect, known or unknown, matured or unmatured, or of any other nature related to the Purchased Assets, whether or not required by GAAP to be disclosed in a balance sheet, except for liabilities reflected in the Estimated Balance Sheet. Except as set forth on Schedule 5.5(b), Seller does not have any obligations (absolute or contingent) related to the Purchased Assets to provide funds on behalf of, or to guarantee any debt, liability or obligation of, any Person.

        5.6    Operation in the Ordinary Course. Except as otherwise disclosed herein or set forth in Schedule 5.6, since January 1, 2006, and until the date hereof, the Purchased Assets have been operated in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from January 1, 2006 through the date hereof, except as set forth on Schedule 5.6, Seller has not taken any action or omitted to take any action that would, after the date hereof, be prohibited by Section 7.1 of this Agreement.

        5.7 Title. (a)     Except as set forth on Schedule 5.7(a)(i), Seller owns (i) good title to the Purchased Assets (other than Transmission Land Rights and Shared Easements), (ii) good and insurable title to the Transmission Fee Interests, and (iii) valid and effective interests, in full force and effect, in all Transmission Easements and Shared Easements, except as would not, individually or in the aggregate, impair in any material respect the operation or use of the related real estate parcels or the conduct of the business thereon as it is currently being operated, used and conducted by Seller or impair in any material respect the value of the Transmission Easements and Shared Easement Rights as a whole and (iv) valid and effective interests, in full force and effect, in all Material Easements, for all of clauses (i) through (iv) free and clear of all Encumbrances other than Permitted Encumbrances. Except as set forth on Schedule 5.7(a)(i), to Seller’s Knowledge, there are no material defects in Seller’s valid and effective interest in the Transmission Easements and Shared Easements listed on Schedule 5.7(b) (without regard to any amendments or updates to such Schedule pursuant to Section 7.8). Except as set forth on Schedule 5.7(a)(ii), the Purchased Assets are not subject to Preferential Purchase Rights.

        (b)    Schedule 5.7(b) contains a true and correct list of (i) each Transmission Land Right, and (ii) each parcel of real property as to which Seller has a Shared Easement.

        5.8    Leases.

        (a)    Schedule 5.8(a) lists all real property leases under which Seller is a lessee or lessor that (i) relate primarily to the Purchased Assets, and (ii) provide for annual payments of more than $10,000 (collectively, “Real Property Leases”).

        (b)     Except as set forth in Schedule 5.8(b), each of the Real Property Leases is valid, in full force and effect, and enforceable in accordance with its terms and constitutes a legal and binding obligation of Seller, and to Seller’s Knowledge, each other party thereto, except to the extent the invalidity, ineffectiveness, unenforceability, illegality, or nonbinding nature of any such Real Property Lease would not, individually or in the aggregate, materially impair the use or operation of the affected property or the conduct of the business thereon as it is currently being used and conducted by Seller. Seller has neither given nor received any written notice of any default, termination or partial termination under any Real Property Lease, and there is no existing or continuing default by Seller or, to the Seller’s Knowledge, any other party in the performance or payment of any obligation under any Real Property Lease, except to the extent any such defaults, terminations or partial terminations would not, individually or in the aggregate, materially impair the use or operation of the affected property or the conduct of the business thereon as it is currently being used and conducted.

        5.9    Environmental.

        (a)     Except as set forth on Schedule 5.9(a)-1, (i) to Seller’s Knowledge, Seller (to the extent related to the Purchased Assets) is in compliance with all applicable Environmental Laws, (ii) to Seller’s Knowledge, Seller possesses all Environmental Permits required under Environmental Laws for the operation of the Purchased Assets as they are currently operated and is in compliance with such Environmental Permits; and (iii) Seller has received no written notice that any Environmental Permit is subject to termination, modification or revocation. Schedule 5.9(a)-2 sets forth a list of all material Environmental Permits held by Seller for the operation of the Purchased Assets.

        (b)     Except as set forth on Schedule 5.9(b), neither Seller nor any Affiliate of Seller has received within the last five years and, to Seller’s Knowledge, at any prior time, any written notice, report, request for information or other information regarding any actual or alleged violation of Environmental Laws or any liabilities or potential liabilities, including any investigatory, remedial, or corrective obligations, relating to the operation of the Purchased Assets arising under or relating to Environmental Laws or regarding Hazardous Materials.

        (c)     Except as set forth on Schedule 5.9(c), (i) to Seller’s Knowledge, Seller has not caused any Release, and there is and has been no other Release from, in, on, beneath, or affecting the Purchased Assets that could form a basis for an Environmental Claim, and (ii) Seller has not received written notice of any Environmental Claims related to the Purchased Assets that have not been fully and finally resolved and, to Seller’s Knowledge, no such Environmental Claims are pending or threatened against Seller.

        (d)     Except as set forth on Schedule 5.9(d), to Seller’s Knowledge there are and have been no underground storage tanks, and there are no asbestos-containing building materials or poly-chlorinated biphenyls owned, leased, used, operated or maintained by Seller or, to Seller’s Knowledge, are otherwise located at any of the Purchased Assets.

        (e)     Except as set forth on Schedule 5.9(e), with respect to the Purchased Assets, within the last five years and, to Seller’s Knowledge, at any prior time, Seller has not assumed or retained, by contract or, to Seller’s Knowledge, by operation of law, any obligation under any Environmental Law or concerning any Hazardous Materials.

        (f)     Seller has made available to Buyer all material environmental reports relating to the Purchased Assets that are in the possession or reasonable control of Seller.

5.10    Certain Contracts and Arrangements.

        (a)     Except for Contracts which (i) are listed on Schedule 5.8(a), or Schedule 5.10(a), copies of which have been made available to Buyer prior to the date hereof (the “Material Contracts”), or (ii) have been entered into in the ordinary course of business and do not individually involve annual payment obligations in excess of $100,000, Seller is not a party to any Contract, which (A) is primarily related to the Purchased Assets other than the agreements set forth on Schedule 2.2(k) and any other Contracts which are Excluded Assets, (B) contains any provision or covenant, which after the Closing will apply to the Purchased Assets, or Buyer as owner thereof, prohibiting or materially restricting Seller or its Affiliates from engaging in any lawful business activity or competing with any person or entity, (C) relate to the Purchased Assets and involves indebtedness (other than trade payables arising in the ordinary course or business) in excess of $10,000, (D) relates to collective bargaining or similar labor Contracts which cover any employees of Seller or its Affiliates engaged in work related to the Purchased Assets, (E) relate to the interconnection of the Purchased Assets, or (F) relate to the Purchased Assets and by which any officer, director or Affiliate of Seller is also bound.

        (b)     Except as disclosed in Schedule 5.10(b), each Material Contract constitutes a legal, valid and binding obligation of Seller and, to Seller’s Knowledge, constitutes a legal, valid and binding obligation of the other parties thereto and is in full force and effect. Except as set forth in Schedule 5.10(b), Seller is in compliance in all material respects with all terms and requirements of each Material Contract, and no event has occurred that, with notice or the passage of time, or both, would constitute a breach or default by Seller under any such Material Contract. Except as set forth in Schedule 5.10(b), to Seller’s Knowledge, no other party to any Material Contract is in breach or default (nor has any event occurred which, with notice or the passage of time, or both, would constitute such a breach or default) under any Material Contract.

        5.11    Legal Proceedings and Orders. Except as set forth in Schedule 5.11, (a) there are no material Claims relating to the Purchased Assets, which are pending or, to Seller’s Knowledge, threatened against Seller or its Affiliates and (b) as of the date of this Agreement there are no Claims pending or to Seller’s Knowledge threatened against Seller or its Affiliates before any court, arbitrator, mediator or Governmental Entity which, individually or in the aggregate, would have a Material Adverse Effect. Except for any FERC Regulatory Orders, or as set forth in Schedule 5.11, Seller is not subject to any outstanding Orders that would reasonably be expected to apply to the Purchased Assets following Closing.

        5.12    Permits.

        (a)    Schedule 5.12(a) sets forth a list of all material Permits held by Seller and required for the operation of the Purchased Assets as they are presently operated.

        (b)     Seller has all material Permits required by Law for the ownership or lease of and the use and operation of the Purchased Assets as they are presently operated and, to Seller’s Knowledge, each such material Permit is valid, binding and in full force and effect.

        (c)     Seller is not, and has not received any written notice that it is in default (or with the giving of notice or lapse of time or both, would be in default) under any such material Permits.

        5.13    Compliance with Laws. Neither Seller nor any of Seller’s Affiliates has at any time within the last two (2) years been, or has received any notice that it is or has at any time within the last two (2) years been, in violation of any Laws and Orders applicable to the ownership or lease, operation and use of the Purchased Assets, except where any such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 5.13, neither Seller nor any of Seller’s Affiliates has at any time within the last two (2) years received any written notice from any Governmental Entity of any actual alleged or potential obligations to undertake any material remedial action applicable to the Purchased Assets.

        5.14    Insurance. Schedule 5.14(a) hereto contains a true and complete list of all liability, property, workers’ compensation and other insurance policies currently in effect that insure or relate to the Purchased Transmission Assets. Except as set forth on Schedule 5.14(b), since January 1, 2004, the Purchased Assets have been continuously insured with financially sound insurers in such amounts and against such risks and losses as are customary in the electric utility industry, no premiums due under any policy listed on Schedule 5.14(a) have not been paid (to the extent any such non-payment would entitle the insurer to terminate such policy) and Seller has not received any written notice of cancellation, termination or denial of a claim thereunder with respect to any material insurance policy of Seller providing coverage in respect of the Purchased Assets. All insurance policies of Seller covering the Purchased Assets are in full force and effect.

        5.15    Taxes.

        (a)     All Tax Returns relating to the Purchased Assets required to be filed by or on behalf of Seller have been filed in a timely manner and are true and correct in all material respects, and all Taxes due have been paid in full, except to the extent being contested in good faith by appropriate proceedings and for which adequate reserves have been made on the Seller’s financial statements in accordance with GAAP applied on a consistent basis.

        (b)     None of the Purchased Assets is (i) an asset or property that is or will be required to be treated as described in Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect immediately before the enactment of the Tax Reform Act of 1986, or (ii) tax-exempt use property within the meaning of section 168(h)(1) of the Code.

        (c)     There are no outstanding agreements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes with respect to the Purchased Assets.

        (d)     With respect to the Purchased Assets, Seller has duly and timely withheld and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under applicable laws.

        (e)     There is no action, suit, proceeding, investigation, audit or claim now pending or threatened in writing with respect to any Tax with respect to the Purchased Assets.

        5.16    Fees and Commissions. Except for J.P. Morgan Securities Inc., which is acting for and at the expense of Seller, no broker, finder, or other Person is entitled to any brokerage fees, commissions, or finder’s fees for which Buyer could become liable or obligated in connection with the transactions contemplated hereby by reason of any action taken by Seller or its Affiliates.

        5.17    Adequacy of Purchased Assets. Except as set forth on Schedule 5.17, all of the Purchased Transmission Assets are suitable for Transmission as currently owned or used. Except as set forth on Schedule 5.17, the Purchased Assets, comprise all of the Transmission Lines, Transmission Line Facilities and Transmission Substation Facilities and other material rights and assets that are necessary for: (i) Transmission over the Transmission Lines on a commercially reasonable basis in accordance with Good Utility Practice, as conducted by Seller and its Affiliates as of the date hereof and at Closing, and (ii) the interconnection of such Transmission Lines with all other Transmission lines, Transmission facilities, distribution facilities, generation facilities and other electrical equipment to which such Transmission Lines are currently interconnected. Except as set forth on Schedule 5.17, the Transmission Lines constitute all of the lines used for Transmission owned or operated by Seller, and the Purchased Assets include all of the material assets, rights and properties of Seller owned, used or operated primarily for Transmission.

        5.18    Employee Benefits.

        (a)    Schedule 5.18(a) sets forth a list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), in effect as of the date of this Agreement, including stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, retention and all other employee benefit plans, agreements, programs, policies or other arrangements maintained by Seller or any of its Affiliates, whether or not subject to ERISA, oral or written, under which any of the Employees has any present or future right to benefits. All such plans, agreements, programs, policies and arrangements are collectively referred to herein as the “Seller Plans.”

        (b)     Each Seller Plan that is intended to be qualified under Section 401(a) of the Code has received or applied for a favorable determination letter from the Internal Revenue Service to the effect that such Plan is qualified under the Code and nothing has occurred that could reasonably be expected to cause the loss of such qualification.

        (c)     Seller has notified the Employees that it intends to cease accruing additional benefits no later than August 31, 2008 under any Seller Plan (other than a “multiemployer plan” within the meaning of ERISA section 4001(a)(3)) that is subject to Title IV of ERISA. No Encumbrance exists on any Purchased Asset that arose under ERISA or, in respect of any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), under the Code.

        (d)     No Seller Plan exists that could result in the payment to any Employee of any money or other property (including any severance payments, bonus or other compensation) or in the acceleration of any other rights or benefits to any Employee as a result of the transactions contemplated herein. At the Effective Time, the Purchased Assets will not have a total gross fair market value equal to more than one-third of the total gross fair market value of all of the assets of Seller and its Affiliates (as contemplated by Q&A 29(a) of Treasury Reg. Section 1.280G-1).

        (e)    Schedule 5.18(e) contains a true and complete list of all of the Employees and identifies, to the extent applicable, each Employee’s date of hire, title, salary or hourly rate of pay, annual vacation allowance, bonus target for the 2006 and 2007 years, bonus actually paid or payable for the two (2) most recent fiscal years, other compensation, work location, and leave status.

        5.19    Regulation as a Utility(1) . Seller is regulated as a public utility in the United States and the States of Illinois, Iowa and Minnesota. Except as provided in the previous sentence, Seller is not subject to regulation as a public utility or public service company (or similar designation) by any State of the United States, any foreign country or any municipality or any political subdivision of the foregoing.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

        As an inducement to Seller to enter this Agreement and to consummate the transactions contemplated hereby, Buyer represents and warrants to Seller as follows:

        6.1    Organization. Buyer is a limited liability company validly existing and in good standing under the laws of the State of Michigan and has all requisite limited liability company power and authority to own, lease, and operate its properties and to carry on its business as is now being conducted.

        6.2    Authority Relative to this Agreement. Buyer has all limited liability company power and authority necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the sole member of Buyer and no other limited liability company proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer, and constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, or other similar laws affecting or relating to enforcement of creditors’rights generally or general principles of equity.

        6.3    Consents and Approvals; No Violation. Except as set forth in Schedule 6.3, the execution and delivery of this Agreement by Buyer, and the acquisition of the Purchased Assets contemplated hereby, do not:

        (a)     conflict with or result in any breach of Buyer’s Governing Documents;

        (b)     (i) breach or otherwise constitute or give rise to a breach of or result in a default under (including with notice, lapse of time, or both), (ii) give rise to any right of termination, cancellation, acceleration or modification, under, (iii) result in or give to any person or entity any additional rights or entitlement to increased, additional accelerated or guaranteed payments under or (iv) result in the creation or imposition of any Encumbrance under any of the terms, condition(s), or provisions of any Contract or other obligation to which Buyer is bound, except for such matters as to which requisite waivers or consents have been, or will prior to the Effective Time be, obtained or which if not obtained or made would not, individually or in the aggregate, cause a Buyer Material Adverse Effect;

        (c)     violate any Law or Order applicable to Buyer, any of its Affiliates, or any of their respective assets which violations would, individually or in the aggregate, have a Buyer Material Adverse Effect; or

        (d)     require any declaration, filing, or registration with, or notice to, or authorization, consent, or approval or act of any Person, entity or Governmental Entity, other than (i) the Required Regulatory Approvals, or (ii) such declarations, filings, registrations, notices, authorizations, consents, or approvals which, if not obtained or made, would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

        6.4    Buyer’s Knowledge. Buyer represents that it is a sophisticated party, and has conducted a due diligence investigation of the Purchased Assets and the Assumed Obligations. Buyer understands and agrees that any financial forecasts or projections relating to the Purchased Assets prepared by or on behalf of Seller have been provided to Buyer with the understanding and agreement that Seller is making no representation or warranty with respect to such forecasts or projections; provided that, for the avoidance of doubt, this Section 6.4 in no way limits Seller’s liability for breach of the representations and warranties contained in this Agreement and Buyer shall retain all rights in respect thereof.

        6.5    Legal Proceedings. Except as set forth in Schedule 6.5, as of the date of this Agreement, there are no Claims pending or to Buyer’s Knowledge threatened against Buyer before any court, arbitrator, mediator or Governmental Entity which, individually or in the aggregate, would have a Buyer Material Adverse Effect.

        6.6    Fees and Commissions. No broker, finder, or other Person is entitled to any brokerage fees, commissions, or finder’s fees for which Seller could become liable or obligated in connection with the transactions contemplated hereby by reason of any action taken by Buyer or its Affiliates.

        6.7    Financing Commitments. Buyer has prior to the date hereof provided Seller copies of financing commitments from responsible financial institutions, copies of which are attached as Schedule 6.7(the “Financing Commitments”), to provide cash to Parent in an amount sufficient to enable Buyer to consummate the transactions contemplated by this Agreement. The Financing Commitments are legally binding on Parent and, to Buyer’s Knowledge, on the other parties thereto.

ARTICLE VII
COVENANTS OF THE PARTIES

        7.1    Conduct of Business. Except as otherwise contemplated by this Agreement, required by any Purchased Agreement disclosed on Schedule 5.8(a) or 5.10(a) (without regard to any supplements or amendments pursuant to Section 7.8), Law, or Order, or otherwise described in Schedule 7.1, during the period from the date of this Agreement to the Closing Date, Seller will operate the Purchased Assets in the ordinary course consistent with Good Utility Practice and will use commercially reasonable efforts to preserve intact the Purchased Assets. Without limiting the generality of the foregoing, except as contemplated in this Agreement, required by any Law, or Order, or otherwise described in Schedule 7.1, prior to the Closing Date, without the prior written consent of Buyer, which will not be unreasonably withheld or delayed, Seller will not:

        (a)     create, incur, assume, or suffer to exist any Encumbrance (other than Permitted Encumbrances) upon the Purchased Assets;

        (b)     make any material change in the level of inventories customarily maintained by Seller with respect to the Purchased Assets, other than in the ordinary course of business or consistent with Good Utility Practice;

        (c)     sell, lease (as lessor), transfer or otherwise dispose of any of the Purchased Assets, other than (A) any such sales, leases, transfers, or dispositions involving any Purchased Transmission Assets in the ordinary course of business consistent with Good Utility Practice with a fair value of less than $500,000 in the aggregate, and (B) any such sales, leases, transfers, or dispositions involving any Purchased Assets or assets that would be Purchased Assets at Closing which are not Purchased Transmission Assets with a fair value of less than $10,000 on an individual basis, or $100,000 in the aggregate;

        (d)     other than in the ordinary course of business consistent with Good Utility Practice, (A) enter into, terminate, extend, renew, or otherwise amend any Material Contract, or any Contract that would have been a Material Contract if in existence on the date hereof or (B) waive any material default or release, settle, or compromise any Claim involving more than $25,000 by any other Person who is a party thereto;

        (e)     fail to maintain, or cause any Affiliate of Seller to maintain, substantially the same levels of insurance with respect to the Purchased Assets as is in effect on the date hereof;

        (f)     to the extent related to the Purchased Assets, other than in the ordinary course of business or except as required by Law, (i) change any method of Tax accounting, (ii) make or change any material Tax election, (iii) file any amended Tax Return, (iv) settle or compromise any material Tax liability, (v) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, (v) enter into any closing agreement with respect to any material Tax or (vi) surrender any right to claim a material Tax refund;

        (g)     (i) other than capital expenditures made as a result of Orders, emergency situations or force majeure events (which expenditures can be substituted for planned projects upon notice and consultation with Buyer), make any capital expenditures in an amount greater than (A) 102.5% of the capital expenditure amount set forth on Schedule 7.1(g), minus (B) the amount of capital expenditures made between January 1, 2006 through the date hereof, or (ii) fail to act in accordance with the past practice of Seller with respect to pursuing future year capital projects in a timely manner, including, without limitation, continuing planning, conceptual and detailed engineering design, future project siting activities, Easement procurement and long-lead time material procurement with respect to such matters;

        (h)     (i) increase the base salary or incentive compensation of any Employee (except for increases in salary or hourly wage rates, in the ordinary course of business consistent with past practice or the payment of accrued or earned but unpaid bonuses), (ii) increase the benefits of any Employee (except for increases under the applicable Seller Plan for a broad group of Seller’s employees), (iii) grant any right to severance or termination pay to any Employee or (iv) loan or advance any money or other property to any Employee outside the ordinary course of business consistent with past practice;

        (i)     compromise or settle any contingent liabilities with respect to the Purchased Assets for which Buyer could be liable, other than exclusively by the payment of money, with no admission of fault or obligations or restrictions applicable to the Purchased Assets or Buyer following the Closing; or

        (j)     agree or commit to take any action which would be a violation of the restrictions set forth in Section 7.1(a) through Section 7.1(i).

        7.2    Access to Information.

        (a)     Between the date of this Agreement and the Closing Date, Seller will, during ordinary business hours and upon reasonable notice, (i) give Buyer and Buyer’s Representatives reasonable access to the Purchased Assets to which Buyer is not denied access by Law and to which Seller has the right to grant access without the consent of any other Person (and in the case where consent of another Person is required, only on such terms and conditions as may be imposed by such other Person); (ii) permit Buyer to make such reasonable inspections thereof as Buyer may reasonably request; (iii) furnish Buyer with such financial and operating data and other information with respect to the Purchased Assets as Buyer may from time to time reasonably request; and (iv) furnish Buyer with a copy of each material report, schedule, or other document primarily relating to the Purchased Assets filed by Seller with, or received by Seller from, any Governmental Entity; provided, however, that (A) any such investigation will be conducted in such a manner as not to interfere unreasonably with the operation of the Purchased Assets, (B) Buyer will indemnify and hold harmless Seller from and against any Losses caused to Seller by any action of Buyer or Buyer’s Representatives while present on any of the Purchased Assets or other premises to which Buyer is granted access hereunder (including restoring any such premises to the condition substantially equivalent to the condition such premises were in prior to any such investigation), (C) Seller will not be required to take any action which would constitute a waiver of the attorney-client privilege, and (D) Seller need not supply Buyer with any information which Seller is under a contractual or other legal obligation not to supply; provided, however, if Seller relies upon clauses (C) or (D) as a basis for withholding information from disclosure to Buyer, to the fullest extent possible without causing a waiver of the attorney-client privilege, or a violation of a contractual or legal obligation, as the case may be, Seller will provide Buyer with a description of the information withheld and the basis for withholding such information and will otherwise use commercially reasonable efforts to obtain a waiver of such obligation and to the extent such waiver is not obtained, take other commercially reasonable efforts to otherwise provide such information or a summary thereof to Buyer. Notwithstanding anything in this Section 7.2 to the contrary, prior to the Closing Date, Buyer shall not have the right to perform or conduct any environmental investigation, sampling or testing at, in, on, or underneath any of the Purchased Assets, including, but not limited to, any visual inspections and site visits commonly included in the scope of “Phase 1” level environmental inspections.

        (b)     The Parties hereto will, and will cause their Affiliates and Representatives to, hold in strict confidence and not use or disclose to any other Person any Confidential Information. “Confidential Information” means all information in any form heretofore or hereafter obtained from the other Parties in connection with each Party’s evaluation of the Purchased Assets or the negotiation of this Agreement, whether pertaining to financial condition, results of operations, methods of operation or otherwise, other than information which is in the public domain, or becomes in the public domain after the date hereof, through no violation of this Agreement or the Confidentiality Agreement. For purposes of this Section 7.2(b), from and after the Closing, Confidential Information regarding the Purchased Assets shall be considered Confidential Information of the Buyer. Notwithstanding the foregoing, each Party may disclose Confidential Information to the extent that such information is required to be disclosed by Law, in connection with any proceeding by or before a Governmental Entity, including any disclosure, financial or otherwise, required to comply with any SEC rules. In the event that any Party believes any such disclosure is required, such Party will give the other Parties notice thereof as promptly as possible and will cooperate with the other Parties in seeking any protective orders or other relief as the other Parties may determine to be necessary or desirable. In no event will any Party make or permit to be made any disclosure of Confidential Information other than to the extent such Party’s legal counsel has advised in writing is required by Law, and such Party will use its best efforts to assure that any Confidential Information so disclosed is protected from further disclosure to the maximum extent permitted by Law. Notwithstanding the foregoing, Buyer and Parent will be permitted to disclose such information (i) to potential debt or equity financing sources, or to advisors in any equity offering or private placement of debt or equity securities, in connection with the Financing; provided that, such financing sources and advisors agree to be bound by a customary confidentiality agreement with Parent and Buyer and (ii) in any offering memorandum or prospectus or other disclosure documents (including periodic disclosure documents), in connection with Financing or otherwise, if, in the reasonable judgment of counsel to Buyer, such disclosure is necessary to comply with applicable Law and Seller has a reasonable opportunity to review any such disclosure. If the transactions contemplated hereby are not consummated, the Parties will promptly return to the other Parties all copies of any Confidential Information, including any materials prepared by such Party or its Representatives incorporating or reflecting Confidential Information, and an officer of each Party will certify in writing compliance by such Party with the foregoing.

        (c)     The provisions of Section 7.2(b) supersede the Confidentiality Agreement, and will survive for a period of two years following the Closing or the termination of this Agreement, except that if the Closing occurs, the provisions of Section 7.2(b) will expire with respect to any information primarily related to the Purchased Assets.

        (d)     After the Closing, each Party and its representatives will have reasonable access to all of the books and records relating to the Purchased Assets in the possession of the other Party to the extent that such access may be reasonably required by such Party in connection with the Assumed Obligations or the Excluded Liabilities, or other matters relating to or affected by the operation of the Purchased Assets. Without limiting the foregoing, Buyer shall have access to operational information and data necessary to operate, use and own the Purchased Assets in the manner operated, used or owned by Seller prior to Closing. Such access will be afforded by the Party in possession of such books and records upon receipt of reasonable advance notice and during normal business hours; provided, however, that (i) any review of books and records will be conducted in such a manner as not to interfere unreasonably with the operation of the business of any Party or its Affiliates, (ii) no Party will be required to take any action which would constitute a waiver of the attorney-client privilege, and (iii) no Party need supply the other Party with any information which such Party is under a contractual or other legal obligation not to supply. The Party exercising the right of access hereunder will be solely responsible for any costs or expenses incurred by it pursuant to this Section 7.2(d). For a period of seven (7) years from the Closing Date, the Party in possession of such books and records agrees not to dispose of any such books and records unless, prior to such disposition, such Party gives the other Party a reasonable opportunity at such other Party’s expense to segregate and take possession of such books and records as such other Party may select.

        (e)     Upon the request of Parent or Buyer for a period of five years after the Closing Date, (i) during ordinary business hours and upon reasonable notice, Seller shall provide to Buyer reasonable access to its books, records and employees for the purpose of Buyer’s or Parent’s preparation of periodic reports, filings or registrations required pursuant to applicable Law, including, without limitation, any rules promulgated by the New York Stock Exchange or the SEC, and preparation of audited or unaudited financial statements of Buyer, Parent or the Purchased Assets, historical and pro forma, which comply with the rules and regulations promulgated by the SEC for those periods which would be required to be included in a registration statement on Form S-1, or any other SEC form, for Buyer or Parent, filed with the SEC under the Securities Act of 1933, as amended; and (ii) upon reasonable notice, Seller shall use commercially reasonable efforts to cause its officers, employees, representatives, agents and advisors, to (A) execute such certifications and documents as are customary and required of acquired businesses, are reasonably requested by Buyer or Parent, and are necessary for Buyer’s or Parent’s compliance with applicable Law, including, without limitation, the rules and regulations promulgated by the New York Stock Exchange and the SEC, and (B) provide accountant’s “comfort letters” with respect to the Financial Information and information derived therefrom and consents of accountants for use of their reports in any materials reasonably requested by Buyer or Parent, to the extent such letters and consents are necessary for Buyer or Parent to comply with applicable Law, including, without limitation, the rules and regulations promulgated by the New York Stock Exchange and the SEC; provided that, Buyer shall indemnify and hold harmless Seller, its officers, directors and Affiliates from and against Losses suffered or incurred by any of them with respect to any Claims made by third parties (including any Governmental Entity) relating to or based upon public disclosure by or on behalf of Buyer of any information of Seller pursuant to this Section 7.2(e)(including, without limitation, Claims based upon or pursuant to the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or any state securities laws), and any other cooperation provided at Buyer’s request pursuant to this Section 7.2(e); provided further, however, that Buyer shall not have any obligation to indemnify and hold harmless Seller, its officers, directors or Affiliates to the extent that any such Losses suffered or incurred arose from information provided by Seller in writing to Buyer pursuant to this Section 7.2(e) failing to be true and correct in all material respects. In the event of a change in applicable Law, including, without limitation, the rules and regulations promulgated by the New York Stock Exchange and the SEC, that results in information of the type described in this Section 7.2(e) being required by Buyer or Parent for compliance with such Law for periods after five years following the Closing Date, Seller shall reasonably cooperate with Buyer to furnish such information in a manner reasonably consistent with the tenor of the foregoing sections of this Section 7.2(e). Buyer shall reimburse Seller for all third-party out-of-pocket costs and expenses incurred by Seller in connection with its cooperation under this Section 7.2(e).

        7.3    Expenses. Except to the extent specifically provided herein, and irrespective of whether the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be borne by the Party incurring such costs and expenses. Notwithstanding the foregoing, (i) filing fees under the HSR Act will be borne solely by Buyer; (ii) expenses associated directly with the customer impact analysis performed for Buyer in connection with State Regulatory Approvals shall be shared equally by the Parties, provided that the third party performing such analysis is reasonably acceptable to Seller; and (iii) any payments to third parties that are required for Seller to obtain consents and approvals, including with respect to the assignment of Purchased Agreements, pursuant to Section 7.4(d) shall be borne by Seller to the extent such payments are equal to or less than $400,000 and shared equally by the Parties to the extent such payments exceed $400,000, and then only to the extent of such excess; provided that, neither Party shall be obligated to bear any portion of such payments to the extent in excess of $2,900,000 in the aggregate.

        7.4    Further Assurances; Procedures with Respect to Certain Agreements and Other Assets.

        (a)     Subject to the terms and conditions of this Agreement, each of the Parties will use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated hereby, including using reasonable best efforts to obtain satisfaction of the conditions precedent to each Party’s obligations hereunder within its reasonable control. Neither Party will, without the prior written consent of the other Party, take any action which would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement.

        (b)     The Parties acknowledge that there may exist, as of the Closing, (i) assets or liabilities of Seller and its Affiliates which, by mistake or omission, have not been transferred to or assumed by Buyer pursuant to the terms of this Agreement, and (ii) assets or liabilities formerly of Seller which, by mistake or omission, have been transferred to or assumed by Buyer pursuant to the terms of this Agreement.

(i) In the event that either Party (the “Discovering Party”) discovers any such assets or liabilities following the Closing, it shall so notify, in writing (a “Transfer Notice”), the other Party (the “Notified Party”) that such assets or liabilities were, by mistake or omission, transferred to or assumed by, or not transferred to or assumed by, Buyer on the Closing. Following the delivery of any Transfer Notice, the Parties shall cooperate with each other in good faith either to effect any transfer or assumption of any such assets or liabilities or to cause Buyer or any successor or assign of Buyer and Seller to enter into another mutually agreeable arrangement, in each case as necessary and appropriate to correct such mistake or omission, including, without limitation, the payment or repayment of any amounts required to be paid in connection with such transfer, assumption or other arrangement pursuant to Section 7.4(b)(ii). Unless, on or before the twentieth (20th) Business Day following the Notified Party’s receipt of a Transfer Notice, the Notified Party delivers a notice, in writing (a “Transfer Objection Notice”), to the Discovering Party advising it that the Notified Party disagrees with the Transfer Notice, the Transfer Notice shall be deemed a binding agreement pursuant to which the Parties agree to cause to be transferred to or assumed by Buyer or any successor or assign of Buyer or Seller or one of its Affiliates, as appropriate, the assets or liabilities identified in the Transfer Notice, or to cause Buyer or any successor or assign of Buyer and Seller to enter into such other arrangement as may be specified in the Transfer Notice. If the Notified Party delivers a timely Transfer Objection Notice, the Parties shall negotiate in good faith to determine whether the assets or liabilities identified in the Transfer Notice should be transferred or assumed as specified therein or to cause Buyer or any successor or assign of Buyer and Seller to enter into another mutually agreeable arrangement as necessary to give full effect to the transactions contemplated herein. All conveyances discussed in this paragraph shall be subject to any required approvals from Governmental Entities and all applicable provisions of the Distribution Interconnect Agreement. Each Party agrees to use reasonable best efforts to obtain any consents or approvals from any Governmental Entity necessary to consummate the transfers contemplated by this Section 7.4(b).

(ii) In the event that pursuant to this Section 7.4(b): (A) Buyer transfers any assets to Seller and such assets were not included in the calculation of the Purchase Price pursuant to Article III of this Agreement, no payment by Seller shall be required with respect to such transfer, (B) Buyer transfers any assets to Seller, and such assets were included in the calculation of Purchase Price pursuant to Article III of this Agreement, Seller shall pay to Buyer the product of (x) the Net Book Value of such assets multiplied by (y) the Premium Multiple; provided that, if Buyer has not delivered to Seller a Transfer Notice with respect to such transfer on or prior to the second anniversary of the Closing Date, Seller shall pay to Buyer the Net Book Value of such assets, (C) Seller transfers assets to Buyer, and such assets were not included in the calculation of Purchase Price pursuant to Article III of this Agreement, Buyer shall pay to Seller the Net Book Value of such assets, or (D) Seller transfers assets to Buyer, and such assets were included in the calculation of the Purchase Price pursuant to Article III of this Agreement, no payment by Buyer shall be required with respect to such transfer.

        (c)     Seller has Transmission Easements, some of which relate solely to the Purchased Assets, and others of which relate to the Purchased Assets and Seller’s other businesses as set forth in Schedule 7.4(c) (the “Shared Easements”). At the Closing, Seller will assign to Buyer, subject to the obtaining of any necessary consents, (i) by the Assignment of Easements, all Transmission Easements which relate solely to the Purchased Assets, and (ii) by the Partial Assignment of Shared Easement or other document, sufficient rights under the Shared Easements to permit Buyer to use the same, as presently used by Seller with respect to the Purchased Assets, on a non-exclusive basis (the “Shared Easement Rights”).

        (d)     Seller shall have primary responsibility for obtaining, and will use its reasonable best efforts (without being required, except as set forth in Section 7.3, to make any payment to any third party or to incur any economic burden) to obtain, all consents required pursuant to the terms of any Purchased Agreement, Transferable Permit, Transferable Environmental Permit, Transmission Easement or Shared Easement as promptly as possible after the date hereof. Buyer agrees to cooperate with Seller in its efforts to obtain any such consent (including the submission of such financial or other information concerning Buyer and the execution of any assumption agreements or similar documents reasonably requested by a third party). Without limiting the other covenants in this Section 7.4(d), to the extent any Purchased Agreement does not solely relate to Transmission or the Purchased Assets, Seller shall use its commercially reasonable efforts, with Buyer’s reasonable cooperation, to partially assign such Purchased Agreement to Buyer to the extent related to Transmission or the Purchased Assets, or to enter into a separate agreement with the applicable counterparty that can be assigned to Buyer, on substantially identical terms as the applicable Purchased Agreement, relating to Transmission or the Purchased Assets; provided that, if such efforts are unsuccessful to assign to Buyer only that portion of the Purchased Agreement that relates to Transmission or the Purchased Assets, the Seller shall use commercially reasonable efforts to subcontract or sublease to Buyer that portion of such Purchased Agreement as relates to Transmission or the Purchased Assets. To the extent that Seller’s rights under any Purchased Agreement, Transferable Permit, Transferable Environmental Permit, Transmission Easement or Shared Easement may not be assigned or transferred without the consent of another Person which consent has not been obtained prior to Closing, this Agreement will not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. Seller and Buyer agree that if, following Seller’s use of its reasonable best efforts as required in the first sentence of this Section 7.4(d), any consent to an assignment of any Purchased Agreement, Transferable Permit, Transferable Environmental Permit, Transmission Easement or Shared Easement is not obtained prior to Closing or any attempted assignment would be ineffective or would impair Buyer’s rights and obligations under the Purchased Agreement, Transferable Permit, Transferable Environmental Permit, Transmission Easement or Shared Easement in question so that Buyer would not acquire the benefit of all such rights and obligations, (i) Seller may elect to exercise its rights under Section 7.4(e) with respect to any such Purchased Agreement that is a personal property lease, or (ii) if Seller does not, or, is unable to, exercise such rights, then at the Closing the Parties will, to the maximum extent permitted by Law and such Purchased Agreement, Transferable Permit, Transferable Environmental Permit, Transmission Easement or Shared Easement enter into such arrangements with each other as are reasonably necessary to provide Buyer with the benefits and obligations of such Purchased Agreement, Transferable Permit, Transferable Environmental Permit, Transmission Easement or Shared Easement from and after the Closing; provided that, no such actions will be deemed to have caused the closing conditions set forth in Section 9.2(b) to have been satisfied unless after giving effect thereto the Buyer would, without being in breach of applicable Law or the applicable Contracts, be able to operate, own or use the Purchased Assets in all material respects in the manner operated, used or owned by Seller immediately prior to the Closing. In the event that at the Closing Seller has been unable to transfer or assign to Buyer any Purchased Agreement, Transferred Permit, Transferred Environmental Permit, Transmission Easement or Shared Easement Rights in respect of a Shared Easement, notwithstanding any other arrangements established pursuant to this Section 7.4(d) in respect thereof, at Buyer’s request Seller shall use reasonable best efforts (without being required, except as set forth in Section 7.3, to make any payment to any third party or to incur any economic burden) to assign such Purchased Agreement, Transferred Permit, Transferred Environmental Permit, Transmission Easement or Shared Easement to Buyer as soon as practicable after Closing, including continuing to use reasonable best efforts (without being required, except as set forth in Section 7.3, to make any payment to any third party or to incur any economic burden) to obtain any required consents as contemplated in this Section 7.4(d). Buyer agrees to provide Seller with reasonable advance notice (to the extent practicable) in connection with any expenditure made pursuant to this Section 7.4(d) that exceeds $25,000.

        (e)     With respect to any assets used primarily in connection with the Purchased Assets that are leased by Seller pursuant to a personal property lease that is a Purchased Agreement that cannot be assigned to Buyer, and the conditions contained in Section 9.2 are satisfied on the Closing or Buyer waives compliance with such conditions, Seller may elect prior to the Effective Time to purchase some or all of such assets leased under such lease, and such assets will be included in the Purchased Assets, if such purchase can be accomplished on a commercially reasonable basis.

        (f)     Following the Closing, each Party will promptly remit to the other any payments such Party receives that are in satisfaction of any rights or assets belonging to the other Party.

        (g)     The Parties agree that the methodology and principles used to classify a facility, asset or equipment as “transmission” or “distribution” (including, without limitation, as set forth in the definition of Transmission) under this Agreement, shall continue to be applied for any new facility, asset or equipment owned by Buyer in its service territory immediately after the Closing Date or Seller in its service territory immediately prior to the Closing Date, unless and until the Parties mutually agree to a new classification methodology and principles. In the event that after the Closing, Seller or any of its Affiliates owns any “transmission” asset in such service territory or Buyer or any of its Affiliates owns any “distribution” asset in such service territory through (i) future system modifications resulting in the reclassification of any facilities, assets or equipment of any such Person or (ii) an acquisition of any facilities, assets or equipment by any such Person, Seller or its relevant Affiliates shall convey to Buyer ownership of such “transmission” asset or Buyer shall convey to Seller ownership of such “distribution” asset, as the case may be. The price to be paid for any facilities, assets or equipment so conveyed shall be priced equal to the Net Book Value of such facilities, asset or equipment, but in any case shall not be less than zero dollars (i.e., no payment from a seller to a buyer will occur as a result of the Net Book Value being less than zero). All conveyances discussed in this paragraph shall be subject to any required approvals from Governmental Entities and all applicable provisions of the Distribution Interconnect Agreement. Each Party agrees to use reasonable best efforts to obtain any consents or approvals from any Governmental Entity necessary to consummate the transactions contemplated by this Section 7.4(g). For purposes of this Section 7.4(g), the “service territory” as it relates to Seller’s obligations shall mean the geographic territory in which, immediately prior to the Closing, Seller conducts the business directly related to the Purchased Assets. For purposes of this Section 7.4(g), the “service territory” as it relates to Buyer’s obligations shall mean the geographic territory in which, immediately following the Closing, Buyer conducts the business directly related to the Purchased Assets.

        (h)     If at any time all of the Required Regulatory Approvals other than the approval of the Missouri Public Service Commission have been obtained such that the conditions set forth in Sections 9.2(e) and 9.3(d) would be satisfied, the parties shall endeavor to mutually agree upon amendments to this Agreement to provide that (i) the approval of the Missouri Public Service Commission is not a condition to Closing, (ii) the Purchased Assets and Assumed Obligations located in Missouri or subject to regulation by the Missouri Public Service Commission (collectively, the “Missouri Assets”) would not be required to be transferred and assumed at the Closing, and the Purchase Price adjusted accordingly, (iii) Seller shall continue to use its reasonable best efforts following the Closing Date to obtain the requisite consents and approvals required to transfer the Missouri Assets to Buyer, and (iv) to the extent that all required regulatory approvals for the transfer of the Missouri Assets are received by Seller and other customary closing conditions with respect to such assets and liabilities are satisfied or waived by the date 24 months after the Closing Date, Seller will sell, assign, convey, transfer and deliver to Buyer, and Buyer will purchase and acquire, the Missouri Assets, with the applicable purchase price calculated on a basis consistent with the calculation of Purchase Price hereunder.

        7.5    Public Statements. Each Party will consult with the other prior to issuing, and will consider in good faith any comments by the other to or in respect of, any public announcement, statement, or other disclosure with respect to this Agreement or the transactions contemplated hereby, except as may be required by Law or stock exchange rules and provided that any such public announcement, statement, or other disclosure issued by any Party will be subject to Section 7.2(b).

7.6    Consents and Approvals.

        (a)     Seller and Buyer will each file or cause to be filed with the Federal Trade Commission and the United States Department of Justice, Antitrust Division any notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. The Parties will consult and cooperate with each other as to the appropriate time of filing such notifications and will (i) make such filings at the agreed upon time, (ii) respond promptly to any requests for additional information made by either of such agencies, and (iii) use their commercially reasonable efforts to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of such filings. Buyer shall bear its own costs and expenses for the preparation of any such filings, including, without limitation, the expense of the applicable filing fees.

        (b)     Seller and Buyer will cooperate with each other and use reasonable best efforts to (i) promptly prepare and file, on a joint basis where feasible and applicable, all necessary applications, notices, petitions, and filings, and execute all agreements and documents to the extent required by Law or Order for consummation of the transactions contemplated by this Agreement (including the Required Regulatory Approvals), (ii) obtain the transfer to Buyer of all Transferable Permits and Transferable Environmental Permits, and the reissuance to Buyer of all Transferable Permits and Transferable Environmental Permits that were not transferred on the Closing, (iii) obtain the consents, approvals, and authorizations of all Governmental Entities to the extent required by Law or Order for consummation of the transactions contemplated by this Agreement (including the Required Regulatory Approvals), and (iv) obtain all consents, approvals, and authorizations of all other Persons to the extent necessary to consummate the transactions contemplated by this Agreement as required by the terms of any license, franchise, permit, concession or Contract to which Seller or Buyer is a party or by which either of them is bound. Seller and Buyer each will have the right to review in advance all characterizations of the information relating to it or the transactions contemplated by this Agreement which appear in any filing made by the other in connection with the transactions contemplated hereby; provided that, notwithstanding anything to the contrary herein, Buyer shall have primary responsibility for the preparation and filing of the FERC Transaction Approvals, FERC 204 Approval and FERC 205 Approval and Seller shall have primary responsibility for the preparation and filing of the State Transaction Approvals. Buyer agrees that it shall not seek approval for the recovery of any acquisition premium as part of any of the Required Regulatory Approvals and that the denial by a Governmental Entity of the opportunity for the recovery of any acquisition premium shall not constitute a Material Adverse Effect; provided that, for the avoidance of doubt, Seller will elect to treat the transaction as a taxable asset sale. As a result of this election, Buyer will increase its basis in the assets for tax purposes, and Seller is recognizing a taxable gain on the assets. The tax basis and book basis are expected to be equal after the election is made, which would result in no recognition of deferred taxes on the Closing Date.

        (c)     Neither Party will on an ex parte basis initiate, directly or indirectly, any communications, meetings, or other contacts with any Governmental Entity in connection with the transactions contemplated hereby or any matters relating to any declaration, filing, or registration with, notice to, or authorization, consent, or approval of any such Governmental Entity in connection with this Agreement. In connection with any communications, meetings, or other contacts, formal or informal, oral or written, with any Governmental Entity in connection with the transactions contemplated hereby or any such declaration, filing, registration, notice, authorization, consent, or approval, each Party agrees: (i) to inform the other in advance of any such communication, meeting, or other contact which such Party proposes or intends to make, including the subject matter, contents, intended agenda, and other aspects of any of the foregoing; (ii) to consult and cooperate with the other Party, and to take into account the comments of such other Party in connection with any of the matters covered by Section 7.6(c)(i); (iii) to arrange for representatives of the other Party to participate to the maximum extent possible in any such communications, meetings, or other contacts; (iv) to notify the other Party of any oral communications with any Governmental Entity relating to any of the foregoing; and (v) to provide the other Party with copies of all written communications with any Governmental Entity relating to any of the foregoing. Notwithstanding the foregoing, nothing in this Section 7.6(c) will apply to or restrict communications or other actions by Seller with or with regard to Governmental Entities in connection with the Purchased Assets in the ordinary course of business or communications or other actions by Buyer with or with regard to Governmental Entities in connection with Buyer’s operations that are not related to the Purchased Assets.

        (d)     Seller and Buyer will cooperate with each other and promptly prepare and file notifications with, and request Tax clearances from, state and local taxing authorities in jurisdictions in which a portion of the Purchase Price may be required to be withheld or in which Buyer would otherwise be liable for any Tax liabilities of Seller pursuant to such state and local Tax Law (other than any such liabilities which under the terms hereof are to be paid by Buyer).

        (e)     Without limiting the foregoing, from the date hereof until the Closing Date, Seller further agrees to, and agrees to cause its Affiliates to, use commercially reasonable efforts to support all Buyer Required Regulatory Approvals, through advocacy before regulatory or judicial bodies, and in other forums, as applicable, including without limitation through participation in evidentiary hearings and other proceedings and the filing of pleadings, briefs, comments and testimony with regulatory or judicial bodies, and in other forums, as applicable, and not to oppose or challenge, directly or indirectly, the positions taken by Buyer under any Buyer Required Regulatory Approval, provided that such positions taken by Buyer are not inconsistent with the terms of this Agreement.

        (f)     Without limiting the foregoing, from the date hereof until the Closing Date, Buyer further agrees to, and agrees to cause its Affiliates to, use commercially reasonable efforts to support all Seller Required Regulatory Approvals, through advocacy before regulatory or judicial bodies, and in other forums, as applicable, including without limitation through participation in evidentiary hearings and other proceedings and the filing of pleadings, briefs, comments and testimony with regulatory or judicial bodies, and in other forums, as applicable, and not to oppose or challenge, directly or indirectly, the positions taken by Seller under any Seller Required Regulatory Approval, provided that such positions taken by Seller are consistent with the terms of this Agreement.

        7.7    Tax Matters.

        (a)     Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby will be borne by Seller to the extent such payments are equal to or less than the amounts paid by Buyer for filing fees under the HSR Act, and shared equally by the Parties to the extent such Transfer Taxes exceed the amounts paid by Buyer for filing fees under the HSR Act. Seller will file, to the extent required by applicable Law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, Buyer will join in the execution of any such Tax Returns or other documentation.

        (b)     Seller will be responsible for the preparation and timely filing of all Tax Returns reflecting Taxes payable by Seller and the timely payment of all Taxes shown to be due on such returns. Buyer will be responsible for the preparation and timely filing of all Tax Returns reflecting Taxes payable by Buyer and the timely payment of all Taxes shown to be due on such returns. Any Tax Return that reflects Taxes to be prorated in accordance with Section 3.5 will be subject to the approval of the Party not preparing such return, to the extent related to such prorated Taxes, which approval will not be unreasonably withheld or delayed. Each Party will make any such Tax Return prepared by it available for the other Party’s review and approval no later than 20 Business Days prior to the due date for filing such Tax Return. Within 15 Business Days after receipt of such Tax Return, the approving Party will pay to the Party preparing the Tax Return the amount of such prorated Taxes shown as due on such approved Tax Return for which such approving Party is responsible under Section 3.5.

        (c)     Buyer and Seller will provide each other with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes, and each Party will retain and provide the other with any records or information which may be relevant to such return, audit or examination or proceedings. Any information obtained pursuant to this Section 7.7(c) or pursuant to any other Section hereof providing for the sharing of information in connection with the preparation of, or the review of, any Tax Return or other schedule relating to Taxes will be kept confidential by the Parties hereto in accordance with Section 7.2(b).

        7.8    Supplements to Schedules. Not later than 30 days prior to the Closing Date, Seller may supplement or amend by written notice to Buyer any or all of the following sections of the Seller Disclosure Schedule: (i) Schedules 1.1-(D) through (M), 2.1(b), 2.1(d), 2.1(k), and (ii) Schedules 5.7(b), 5.8(a), 5.9(a)-2, 5.10(a), 5.12(a), 5.14(a), and 7.4(c); provided that, without limitation to Buyer’s rights under Section 7.2, contemporaneously with any supplement or amendment pursuant to clause (ii) of this Section 7.8, Seller shall provide to Buyer all material underlying documentation relating to each item included in such supplement or amendment. The Parties acknowledge and agree that any updates by Seller to Schedules 1.1-E, 1.1-G, 1.1-I, 1.1-K, 1.1-M, 4.3(j) and 4.4(g) will be made pursuant to the principles established in Schedule 7.8.

        7.9    Eminent Domain; Casualty Loss.

        (a)     If, before the Closing Date, any of the Purchased Assets are taken by eminent domain or condemnation, or are the subject of a pending or (to Seller’s Knowledge) contemplated taking which has not been consummated, Seller will (i) notify Buyer promptly in writing of such fact and (ii) at the Closing assign to Buyer all of Seller’s right, title, and interest in and to any proceeds or payments received, or to be received, in compensation for such taking.

        (b)     If, before the Closing Date, all or any material portion of the Purchased Assets are damaged or destroyed by fire or other casualty, Seller will notify Buyer promptly in writing of such fact and, at the Closing assign all of Seller’s right, title, and interest in and to any insurance recoveries received, or to be received, in compensation for such damage or destruction less any such amounts received, or to be received, to reimburse Seller for expenditures incurred by Seller.

        (c)     To the extent permitted under applicable law, Seller and its Affiliates, at Buyer’s cost and expense, shall use commercially reasonable efforts to cause the exercise of eminent domain and/or condemnation rights, upon reasonable request of Buyer, on behalf of Buyer or any successor or assign of Buyer (subject to Section 12.4) who acquires substantially all of the business conducted with the Purchased Assets, in order to enable Buyer or any such successor or assign of Buyer to expand or modify the Purchased Assets, until such date on which Buyer (or any such successor or assign of Buyer (subject to Section 12.4)) is authorized by applicable law to acquire the right of condemnation, eminent domain or any similar right which can be exercised on behalf of public utilities.

        7.10    Transitional Use of Signage and Other Materials Incorporating Seller’s Name or other Logos. Buyer acknowledges that it will have no ongoing claim or rights in or to the Seller Marks. Buyer will not use or permit the use of any Seller Marks, and Buyer shall (a) within 60 days following the Closing Date, remove or cause the removal of the Seller Marks from all emergency phone number signage at each Substation Facility, and (b) within one year following the Closing Date, remove or cause the removal of all signage or other items utilizing Seller Marks. Notwithstanding the foregoing, Seller agrees to not allege that Buyer has violated Seller’s intellectual property rights solely as a result of Buyer retaining Seller’s Marks on signage or other items prior to removal in accordance with this Section 7.10.

        7.11    Litigation Support. In the event and for so long as either Party is actively contesting or defending against any third-party Claim in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date related to the Purchased Assets or Assumed Liabilities, the other Party will cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as is reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article X hereof).

        7.12    Financing.

        (a)     Buyer shall use its reasonable best efforts to arrange the Financing on the terms and conditions described in the Financing Commitments (provided for clarification that Buyer has no obligation under this Agreement to undertake any underwritten or publicly-marketed offering of debt or equity instruments or securities). In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Buyer shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources on terms at least as favorable to Buyer (as determined in the sole discretion of Buyer) as promptly as practicable following the occurrence of such event. Buyer shall give the Seller prompt notice of any material breach by any party of the Financing Commitments, or any termination, modification or amendment of the Financing Commitments.

        (b)     Prior to the Closing, (i) Seller shall (A) as reasonably requested by Buyer in connection with the Financing, provide the Financial Information to Buyer; and (B) use its reasonable best efforts to provide information regarding or relating to the Purchased Assets reasonably requested by Buyer to assist Buyer with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, road show materials and similar documents that may be used in connection with the Financing; and (ii) Seller shall use reasonable best efforts to cause its officers, employees, representatives, agents and advisors, including legal and accounting advisors, to (A) provide accountant’s “comfort letters” with respect to the Financial Information and information derived therefrom and consents of accountants for use of their reports in any materials relating to the Financing, to the extent such letters and consents are customary in connection with such Financings; (B) provide applicable and customary legal opinions of internal and outside counsel, to the extent such opinions are customary in connection with such Financings; (C) execute such certifications and documents as are customary for acquired businesses, are reasonably requested by Parent, and are customary in connection with such Financings and/or necessary to allow Buyer to comply with applicable Law, including, without limitation, the rules and regulations promulgated by the New York Stock Exchange and the SEC; and (D) reasonably cooperate with Buyer on other matters in connection with the Financing in a manner reasonably consistent with the tenor of the foregoing sections of this Section 7.12; provided that nothing in this Section 7.12 shall require such cooperation to the extent it would unreasonably interfere with the business or operations of Seller. Seller hereby consents to the use of Seller’s logo on rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, road show materials and similar documents that may be used in connection with the Financing, subject to the prior written approval of its use (such approval not to be unreasonably withheld or delayed). Buyer shall reimburse Seller for all third-party out-of-pocket costs and expenses incurred by Seller in connection with its cooperation under this Section 7.12(b), other than costs and expenses incurred in connection with preparing the Financial Information.

        (c)     Buyer shall indemnify and hold harmless Seller, its officers, directors and affiliates from and against Losses suffered or incurred by any of them with respect to any Claims made by third parties (including any Governmental Entity) relating to or based upon public disclosure by or on behalf of Buyer of any information provided by Seller to Buyer pursuant to Section 7.12(b) (including, without limitation, Claims based upon or pursuant to the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any state securities laws), and any other cooperation provided at Buyer’s request pursuant to Section 7.12(b); provided further, however, that Buyer shall not have any obligation to indemnify and hold harmless Seller, its officers, directors or affiliates to the extent that any such Losses suffered or incurred arose from information provided by Seller in writing to Buyer pursuant to Section 7.12(b) failing to be true and correct in all material respects.

        7.13    Post-Closing Operations.

        (a)     Immediately following the Effective Time, Buyer shall establish and maintain a corporate office in Iowa.

        (b)     For a period of 5 years after the Closing Date, unless otherwise agreed between the Parties, Buyer shall not intentionally and voluntarily remove the Purchased Assets from the functional supervision and control of MISO.

        7.14    Affiliate Relationships. Except as contemplated by this Agreement, all Contracts between the Seller on the one hand, and any Affiliate of the Seller on the other hand, relating to the Purchased Assets shall be terminated on the Closing, and all liabilities thereunder shall thereupon be discharged and released by Seller without any liability or cost to Buyer or its Affiliates, except that the agreements listed on Schedule 7.14 shall remain in full force and effect.

        7.15    Financial Statements. As soon as practicable after the date hereof, and in any event no later than June 30, 2007, Seller shall deliver to Buyer a balance sheet, income statement and statement of cash flow for the Purchased Assets, as of and for the twelve months ended December 31, 2004, 2005 and 2006, prepared in accordance with GAAP, consistently applied and in compliance with the rules and regulations of the SEC, and audited by Deloitte and Touche LLP or any other independent auditor reasonably acceptable to Buyer (the “Audited Financial Statements”). Thereafter Seller shall deliver to Buyer, as soon as practicable after it becomes available, the remainder of the Financial Information (it being understood that those portions of the Financial Information described in clauses (iii) and (iv) of the definition thereof shall be provided to Buyer not later than 45 calendar days after the end of the applicable quarterly period).

        7.16    Non-Opposition. After Buyer’s rates, rate construct, rate elements, terms and conditions of service are initially set in the FERC 205 Approval (“Buyer’s Initial Rates”), and for a period of seven (7) years after the Closing Date, Seller shall not (and shall cause its parent and any wholly owned Affiliates of its parent not to), oppose, contest, challenge or file any complaint before FERC regarding, or takes any position with any third Person adverse to, Buyer’s Initial Rates. This prohibition does not apply to the extent that Buyer seeks changes to the Buyer’s Initial Rates in a manner adverse to Seller. For a period of seven (7) years after the Closing Date, Seller also shall not (and shall cause its parent and any wholly owned Affiliates of its parent not to) publicly oppose, contest or challenge, with any third Person, the plan of the Buyer, set forth in the applications for the Buyer Required Regulatory Approvals made pursuant to Section 7.6(b), for anticipated capital expenditures, except that this prohibition does not apply to the extent that Buyer departs from such plan. Nothing in this Section 7.16 prohibits Seller from opposing, contesting, or challenging the withdrawal of the Purchased Assets from participation in MISO.

        7.17    Title Insurance. At Buyer’s option and at Buyer’s sole cost and expense, Buyer may obtain policies, dated the Closing Date, on ALTA 1992 Owner’s Form B with extended coverage guaranteeing the standard exceptions to title customarily contained in such policies, covering the Transmission Fee Interests and the Material Easements issued by a nationally recognized title insurance company (the “Title Company”), insuring, as of the Closing Date, the fee simple title of Buyer in such Transmission Fee Interests or easement estate of Buyer in the Material Easements in an amount reasonably determined by Buyer, subject only to the Permitted Encumbrances. Seller shall cooperate reasonably and in good faith in Buyer’s efforts to obtain such policies of title insurance, including executing and delivering, or causing to be executed and delivered, to the Title Company any affidavits reasonably requested by the Title Company or Buyer in connection with the issuance of the policies and to provide affirmative endorsements for no mechanics’ liens; provided that to the extent Buyer requests Seller to provide such cooperation and/or execute and deliver such affidavits, and without limiting any rights Buyer has under this Agreement, including Article X, Buyer shall indemnify and hold harmless Seller, its officers, directors and Affiliates from and against Losses suffered or incurred by any of them with respect to any Claims made by third parties relating to or based upon any affidavit of Seller provided at Buyer’s request pursuant to this Section 7.17; provided, however, that Buyer shall not have any obligation to indemnify and hold harmless Seller, its officers, directors or Affiliates to the extent that any such Losses suffered or incurred arose from information provided by Seller in writing in any affidavit pursuant to this Section 7.17 failing to be true and correct in all material respects. For the avoidance of doubt, Seller shall not be obligated to furnish any title insurance policies to Buyer and it shall not be a requirement of or condition to the Closing that Buyer obtain or be able to obtain any such policies. Prior to the Closing Date, at the request of Buyer, Seller shall provide to Buyer abstracts of title with respect to the Transmission Fee Interests, to the extent available.

        7.18    Insurance. Seller shall use commercially reasonable efforts following the Closing (a) with respect to any “occurrence” based third party insurance policies of Seller, to recover under such policies for losses arising from events occurring prior to the Closing and relating primarily to the Purchased Assets, and (b) with respect to any “claims made”third party insurance policies of Seller, to recover under such policies for losses from events occurring prior to the Closing and relating primarily to the Purchased Assets to the extent Seller shall have received written notice of claims relating to such events on or before the Closing Date; provided that (i) in no event shall Seller be obligated hereunder to commence legal action against any insurer to obtain such recovery, and (ii) such commercially reasonable efforts shall not require Seller to incur any Loss with respect to any deductibles, self-insured retentions, retained amounts, retentions or exclusions. With respect to all insurance proceeds actually received by Seller pursuant to clause (a) or (b) above, Seller agrees to (x) apply such proceeds to satisfy the associated liability, and (y) remit to Buyer such proceeds to the extent not applied by Seller to satisfy the associated liability.

ARTICLE VIII
EMPLOYEE MATTERS

        8.1    Offers of Employment; Transferred Employees.

        (a)     Upon Buyer’s request, Seller shall permit Buyer a reasonable opportunity to meet with the Employees during Seller’s and applicable Employee’s normal business hours. At least twenty (20) days prior to the Closing Date, Buyer shall provide to Seller a list of Employees to whom Buyer or one of its Affiliates intends to make offers of employment. With respect to any Employee to whom Buyer makes an offer of employment at or prior to the Closing, Seller shall not make any offer of enhanced compensation or benefits to induce or otherwise encourage such Employee to remain in the Seller’s employ after the Closing, but Seller shall inform such Employees of their expected status if they elect to remain with Seller. Furthermore, Seller shall not transfer any Employee to, or allow any Employee to bid for, a position with Seller or its Affiliates that would result in such Employee providing a lower portion of such Employee’s time providing services in respect of the Purchased Transmission Assets. Buyer shall notify Seller in writing as to each Employee who has accepted an offer of employment (which shall be limited to a maximum of fifty (50)) and each Employee who has formally rejected an offer of employment made pursuant to this section, in each instance, within ten (10) Business Days following the receipt of such acceptance or rejection, but in no event later than the Closing Date.

        (b)     Each Employee who accepts an offer of employment from Buyer or its Affiliates, and who continues to be an employee of Seller until immediately prior to the Closing, shall become employed by Buyer (a “Transferred Employee”) either (i) as of the Closing Date or (ii) in the event any such Employee is on leave as approved by Seller in the ordinary course of business as of the Closing Date (not including any absence of short duration such as vacation, bereavement leave or jury duty, but including short or long-term disability, military leave, or maternity/paternity leave), such Employee shall become a Transferred Employee as of the date that such Employee is no longer on any approved leave and reports to work for Buyer so long as the Employee reports to work with Buyer or its Affiliates within five (5) Business Days after the end of the leave. Notwithstanding anything to the contrary contained in this Agreement, no Employee who is on approved leave on the Closing Date may report to work for Buyer later than 180 days after the Closing Date (other than any Employee who is on military leave or other leave subject to the Family and Medical Leave Act of 1993 or comparable state Law). To the extent permitted by applicable Law, a list of Employees on approved leave as described above, the date such approved leave is expected to end (if available) and the reason for such approved leave is provided on Schedule 8.1(b), such list to be updated by Seller as of the Closing.

        (c)     For a period of 30 months from the Closing Date, Seller agrees that it will not solicit (i) any Transferred Employees or (ii) any Employee who accepts employment with Buyer or its Affiliates after the Closing (but is not otherwise a Transferred Employee), or hire any such person in (i) or (ii) at an aggregate compensation (including deferred compensation) rate in excess of that being paid to such person by Buyer.

        (d)     Prior to the Closing Date and for a period of 30 months from the Closing Date, Buyer agrees that it will not solicit any employee of Seller or any of its Affiliates for any position with Buyer or any of its Affiliates other than for positions primarily related to the Purchased Transmission Assets.

        8.2    Treatment of Transferred Employees.

        (a)     For a period of 30 months from and after the Closing Date, Buyer or its Affiliates shall provide each Transferred Employee with base salary and incentive compensation opportunities (excluding equity based compensation) that are no less favorable in the aggregate than those provided by Seller and its Affiliates to the Transferred Employees immediately prior to the Closing Date.

        (b)     Each Transferred Employee shall be eligible for a potential bonus payment from Seller under Seller’s annual incentive plan in which each such employee participates as of the date hereof (the “Bonus Plan”) regardless of the fact that the employee is not employed by Seller at the end of such year or on the applicable payment date. The applicable annual bonus amount shall first be determined based on the actual company performance for the year, indicating either no bonus entitlement or a bonus equal to, less than or greater than target for each such Transferred Employee. Any individual performance criteria for the Bonus Plan shall be deemed to be satisfied at the target level. In the event that an annual bonus would be earned, Seller shall pay a fraction of such bonus, the numerator of which shall be the number of days elapsed during such calendar year prior to and including the Closing Date and the denominator of which shall be 365. Any such bonus shall be payable on the date bonuses are generally paid under the Bonus Plan, but in no event later than the March 15 following the end of the calendar year in which the Closing occurs. Effective as of the Closing Date, Buyer shall provide each such Transferred Employee with the opportunity to earn a bonus in respect of the balance of the calendar year in which the Closing occurs that is comparable to the bonus that a similarly situated employee of Buyer is eligible to earn in respect of such balance of the calendar year pursuant to Buyer’s annual incentive plan.

        (c)     Seller shall, in addition to paying the bonus as provided in Section 8.2(b) above, pay to each Transferred Employee the annual bonus each such employee actually earned under the Bonus Plan in respect of the calendar year completed immediately prior to the Closing Date (the “Prior Year Bonuses”); provided, however, that the Transferred Employees shall be entitled to receive their Prior Year Bonuses without regard to any requirement that may exist under the Bonus Plan that such employees be employed by Seller on the date the Prior Year Bonuses are otherwise payable in order to receive such bonuses. Seller shall pay the Prior Year Bonuses to the Transferred Employees on the Closing Date (or, if later, within 2.5 months of the end of the calendar year completed immediately prior to the Closing Date), in accordance with past practice and at such time as Prior Year Bonuses are otherwise payable to the employees of Seller.

        (d)     With respect to each Seller Plan that is a non-qualified deferred compensation arrangement or equity or equity-based arrangements, Seller shall, immediately prior to the applicable hire date, vest each Transferred Employee fully in such Transferred Employee’s account balances and other benefits. Any such benefits shall be distributed pursuant to the terms of said Seller Plan as in effect from time to time.

        (e)     Within 60 days after a Transferred Employee commences employment with Buyer or its Affiliates, Buyer will cause such Transferred Employee to receive a grant of restricted shares of common stock of ITC Holdings Corp. (the “Restricted Shares”) on the terms and conditions set forth in ITC Holdings Corp.‘s 2006 Long-Term Incentive Plan or 2003 Stock Purchase and Option Plan for key employees and related forms of Restricted Stock Award Agreement, with the number of such shares determined for each Transferred Employee by Buyer and with a vesting schedule not less favorable to the Transferred Employees than a 5-year cliff schedule. Buyer shall notify Seller of each such grant and, within 30 days after delivery of each such notice, Seller shall pay to Buyer an amount equal to 65% of the fair market value of the Restricted Shares, as determined by reference to the closing bid price for publicly traded shares of common stock of ITC Holdings Corp. on the New York Stock Exchange on the applicable date of grant. Notwithstanding the foregoing, in no event shall Seller pay to Buyer an amount in excess of $2,600,000 under this Section 8.2(e).

        8.3    Services Provided by Represented Employees; Leased Employees.

        (a)     Prior to the Closing Date, certain services have been provided to Seller related to the Purchased Assets by employees who are represented by a collective bargaining representative (hereinafter, the “Represented Employee Work”). Subject to applicable law, for a period of 36 months from the Closing Date, Buyer shall engage Seller, and Seller shall provide to Buyer, the Represented Employee Work at cost. For this purpose, “cost” means fully-loaded costs without any profit factor, including, where applicable but not by way of limitation, all payroll-related overheads, payroll taxes, stores loadings, transportation loadings, facility and supplies, and an A&G overhead to cover the costs associated with processing and billings, consistent with past practice.

        (b)     Effective as of the Closing Date, Buyer and Seller shall enter into an employee lease agreement pursuant to which Seller will make available, at cost (as described in 8.3(a) above) and for a period of up to 36 months, a number of Employees who do not become Transferred Employees as is necessary for Buyer to operate the Purchased Assets in a manner comparable to Seller’s operation during the period prior to the Closing.

        (c)     Effective as of the Closing Date and for a period of up to 30 months, if requested by Seller, Buyer shall make available to Seller the services of the Transferred Employees so indicated on Schedule 5.18(e) who are deemed by Seller to be critical to other operations of Seller or its Affiliates. Such services shall be provided at cost (as described in 8.3(a) above). In no event shall the percentage of time devoted to Seller for any such employee exceed 40% of full time.

        8.4    WARN. Buyer shall be responsible for any obligation with respect to the Transferred Employees under the Worker Adjustment and Retraining Notification Act of 1988 (and the regulations promulgated thereunder) and any applicable or similar state or local equivalent (collectively, “WARN”) arising on or after the Closing Date except to the extent no such liability would have arisen in the absence of any terminations of employment by Seller. Seller shall be responsible for any such obligation arising prior to the Closing Date.

        8.5    Employee Benefits.

        (a)     For a period of 30 months from and after the Closing Date, Buyer or its Affiliates shall provide Transferred Employees with the opportunity to participate in the welfare benefit plans and employee pension benefit plans, both as defined in Section 3 of ERISA, maintained by Buyer or its Affiliates (“Buyer Plans”), on substantially the same terms and conditions on which similarly situated employees of Buyer participate in such plans. Transferred Employees shall receive credit under Buyer Plans toward eligibility, participation, vesting and benefit accrual (other than for benefit accrual for any defined benefit pension plan) for prior service with Seller or its Affiliates, except to the extent such credit would result in duplication of benefits for the same period of service (for the avoidance of doubt, any Transferred Employee who is or becomes entitled to receive retiree medical benefits from Seller under Seller’s retiree medical plan, as in existence on the date of this Agreement, shall not be eligible to receive any similar benefits under Buyer’s retiree medical plan).

        (b)     Effective as of the applicable date on which an Employee becomes a Transferred Employee (as applicable, the “hire date”), Buyer or its Affiliates shall cause their respective group health plans to, subject to their respective terms, (x) cover such Transferred Employee and dependents of such Transferred Employee who are covered under a Seller Plan that is a group health plan as of the Closing Date and to be responsible (in accordance with the Buyer Plans) for expenses incurred in regards to such welfare plans for such Transferred Employee and dependents on or after the hire date; (y) credit deductible payments and co-insurance payments made in the calendar year of the hire date by such Transferred Employee and dependents under Seller’s group health plans for expenses incurred on or prior to the hire date toward deductibles in effect for its group health plans for the calendar year of the hire date; and (z) waive all eligibility waiting periods for such Transferred Employee and dependents for any employee benefit plans maintained by Buyer as of the hire date.

        (c)     Seller shall be responsible for providing continuation coverage, as is required pursuant to COBRA in respect of any Employee or “qualified beneficiary” (as defined in COBRA) who incurs a “qualifying event,” except with respect to Employees who become a Transferred Employee in accordance with Section 8.1. On and after the Closing Date, Buyer shall be responsible for providing such continuation coverage in respect of any Transferred Employee or qualified beneficiary of a Transferred Employee whether the qualifying event occurs before or after the Closing Date. Notwithstanding the foregoing, Seller shall provide COBRA continuation coverage for a period not to exceed three months for all Transferred Employees, with such coverage to be paid for by Buyer.

        (d)     With respect to any unused accrued vacation carried over from a prior calendar year, Seller shall directly pay it or cause it to be paid to the Transferred Employees on or as promptly as practicable after the Closing Date. Vacation used in the calendar year of the Closing Date shall be first applied against carried over entitlement and only thereafter to the entitlement earned for that calendar year.

        (e)     The obligation for vacation earned for the calendar year of the Closing Date shall be split between Seller and Buyer. Any net liability shall be paid in cash to Seller or Buyer, as applicable, on or as promptly as practicable after the Closing Date. The Seller portion is the fraction of the annual vacation benefit, the numerator of which is the number of days in the calendar year preceding the Closing Date and the denominator of which is 365. The Buyer portion is the fraction of the annual vacation benefit, the numerator of which is the number of days in the calendar year on and after the Closing Date and denominator of which is 365. Seller shall be credited with any vacation actually paid during the calendar year prior to the Closing Date to the extent that it relates to vacation earned for the calendar year, not vacation carried over from a preceding year. Buyer shall, on and after the Closing Date, allow each Transferred Employee who has vacation accrued with respect to the calendar year in which the Closing Date occurs, but unused as of the Closing Date, to use such vacation during the balance of the calendar year in which the Closing Date occurs in accordance with Buyer’s vacation policy; in the event that a Transferred Employee does not use all of his or her accrued but unused vacation as provided in the foregoing clause, on the last day of the applicable calendar year, Buyer shall pay each such Transferred Employee an amount equal to such remaining accrued but unused vacation days.

        8.6    Seller’s Defined Benefit Pension Plan. Transferred Employees shall be treated as terminated as of the Closing Date with respect to Seller’s Defined Benefit Pension Plan, except that Seller shall fully vest all Transferred Employees in their accrued benefits thereunder as of the Closing Date.

        8.7    Retiree Health. Transferred Employees who would, but for their termination of service with the Seller on the Closing Date, be eligible to retire on or at any time prior to the Closing Date and receive benefits under the Seller’s retiree medical plan shall be treated as having so retired on the Closing Date solely for the purposes of eligibility for future retiree medical benefits under Seller’s retiree medical plan. Transferred Employees who would not be eligible to retire prior to the Closing Date and receive benefits under the Seller’s retire medical plan, shall be treated as terminated as of the Closing Date under the Seller’s retiree medical plan. Within 120 days of the Closing, Buyer shall deliver to Seller its calculation of “accumulated postretirement benefit obligation” under its retiree medical plan in respect of any Transferred Employee who was an Employee of Seller or its Affiliates at any time after reaching age 45 but who was not yet eligible to receive benefits under Seller’s retiree medical plan upon retirement (such amount, the “Transferred Employee APBO”) provided that such calculation shall give effect to any service credit provided to such Transferred Employees for employment with Seller after attainment of age 45. Within 30 days of delivery of the calculations, Seller’s applicable Code Section 501(c)(9) trust shall pay to Buyer’s applicable Code Section 501(c)(9) trust an amount in cash equal to the Transferred Employee APBO.

        8.8    Tax-Qualified Defined Contribution Plan. Buyer agrees to cause its tax-qualified defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer 401(k) Plan”) to accept a direct rollover to the Buyer 401(k) Plan of any Transferred Employee’s account balances under any Seller 401(k) plan and/or cash balance pension plan if such rollover is elected in accordance with applicable Law by such Transferred Employee.

ARTICLE IX
CONDITIONS TO CLOSING

        9.1    Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each Party to effect the transactions contemplated hereby are subject to the fulfillment at or prior to the Closing Date of the following conditions:

        (a)     The waiting period under the HSR Act, including any extension thereof, applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated; and

        (b)     No Order which prevents the consummation of the transactions contemplated hereby shall have been issued and remain in effect (each Party agreeing to use its commercially reasonable efforts to have any such Order lifted) and no Law shall have been enacted which prohibits the consummation of the transactions contemplated hereby.

        9.2    Conditions to Obligations of Buyer. The obligation of Buyer to effect the transactions contemplated hereby is subject to the fulfillment at or prior to the Closing Date of the following additional conditions, any of which may be waived by Buyer in its sole discretion:

        (a)     Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing;

        (b)     Seller shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement which are required to be performed and complied with by Seller on or prior to the Closing Date;

        (c)     The representations and warranties of Seller which are set forth in Article V of this Agreement shall be true and correct as of the Closing as though made at and as of the Closing (except to the extent that any such representation or warranty speaks as of a particular date, in which case such representation and warranty will be true and correct only as of such date), except for any failure or failures of such representations and warranties to be true and correct that would not, individually or in the aggregate, cause, constitute, or represent a Material Adverse Effect (it being understood that, in determining the accuracy of such representations and warranties for purposes of this Section 9.2(c), all Material Adverse Effect and materiality qualifications contained in such representations and warranties shall be disregarded), provided that (x) the representations and warranties of Seller in Section 5.5(a) shall be true and correct in all respects without disregarding the reference to Material Adverse Effect, (y) the representations and warranties contained in Section 5.2 shall be true and correct in all respects, and (z) the representations and warranties contained in Section 5.7(a) and Section 5.17 shall be true and correct in all material respects;

        (d)     Buyer shall have received a certificate from the Chief Executive Officer of Seller, dated the Closing Date, to the effect that the conditions set forth in Sections 9.2(b) and 9.2(c) have been satisfied;

        (e)     The Buyer Required Regulatory Approvals shall have been obtained, become Final Regulatory Orders, and contain such terms and conditions (if any) substantially equivalent to those requested in the applications filed pursuant to Section 7.6(b), and without any limitation or condition (excluding any limitation or condition expressly agreed to by Buyer in any written settlement or other written agreement relating to such Order) that would require any modification to this Agreement or any transactions or agreements contemplated hereby, or place any restriction or impose any condition on Buyer or any of its Affiliates (including Buyer after the Closing) with respect to the ownership or operation of the Purchased Assets or the business of Buyer and its Affiliates;

        (f)     Any Encumbrances on the Purchased Assets that are not Permitted Encumbrances shall have been released other than any of such releases that the failure to obtain would not, in the aggregate, create a Material Adverse Effect;

        (g)     Any Encumbrances on the Transmission Fee Interests that are not Permitted Encumbrances shall have been released;

        (h)     Buyer shall have received the other items to be delivered pursuant to Section 4.3;

        (i)     The Marketing Period shall have expired or by its definition shall have been deemed to have ended;

        (j)     All consents and approvals for the consummation of the transactions contemplated hereby required from third parties (including any party to a Purchased Agreement or Transmission Easement) or Governmental Entity shall have been obtained (including the consents and approvals set forth in Schedule 5.3(a) through (d) and Schedule 6.3), other than any consents or approvals that the failure to obtain would not, individually or in the aggregate, either (x) create a Material Adverse Effect or (y) prevent Buyer from operating, using or owning the Purchased Assets in all material respects in the manner operated, used or owned by Seller immediately prior to the Closing; provided that satisfaction of the foregoing condition shall be determined without consideration of any Buyer Required Regulatory Approval;

        (k)     Liabilities and obligations for which Buyer would be responsible after Closing relating to or arising out of items included in supplements or amendments to Schedules pursuant to Section 7.8 shall not in the aggregate exceed $500,000, unless either (i) such liabilities and obligations, to the extent they exceed $500,000, are reflected as liabilities in the Estimated Net Non-Rate Base Asset Value or Estimated Rate Base Amount, or (ii) Seller, at its option, agrees to indemnify, defend, and hold harmless Buyer from and against such liabilities and obligations, to the extent they exceed $500,000. If Seller chooses to indemnify Buyer pursuant to this Section 9.2(k), such indemnity shall not be subject to the indemnification limitations set forth in Article X.

        (l)     The Net Property, Plant and Equipment reflected on the balance sheet as of December 31, 2006 contained in the Audited Financial Statements shall not be less than $300,000,000.

        9.3    Conditions to Obligations of Seller. The obligation of Seller to effect the transactions contemplated hereby is subject to the fulfillment at or prior to the Closing Date of the following additional conditions, any of which may be waived by Seller in its sole discretion:

        (a)     Buyer shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement which are required to be performed and complied with by Buyer on or prior to the Closing Date;

        (b)     The representations and warranties of Buyer which are set forth in Article VI shall be true and correct as of the Closing as though made at and as of the Closing (except to the extent that any such representation or warranty speaks as of a particular date, in which case such representation and warranty will be true and correct only as of such date), except for any failure or failures of such representations and warranties to be true and correct that do not, individually or in the aggregate, cause, constitute, or represent a Buyer Material Adverse Effect (it being understood that, in determining the accuracy of such representations and warranties for purposes of this Section 9.3(b), all Buyer Material Adverse Effect and materiality qualifications contained in such representations and warranties shall be disregarded), provided that the representations and warranties of Buyer in Section 6.2 shall be true and correct in all respects.

        (c)     Seller shall have received a certificate from the Chief Executive Officer of Buyer, dated the Closing Date, to the effect that the conditions set forth in Sections 9.3(a) and 9.3(b) have been satisfied;

        (d)     The Seller Required Regulatory Approvals shall have been obtained, become Final Regulatory Orders, and contain such terms and conditions (if any) substantially equivalent with those requested in the applications filed pursuant to Section 7.6(b), and without any limitation or condition (excluding any limitation or condition expressly agreed to by Seller in any written settlement or other written agreement relating to such Order) that would require any modification to this Agreement or any transactions or agreements contemplated hereby, or place any restriction or impose any condition on Seller or any of its Affiliates (including Seller or any of its Affiliates after the Closing) or the business of Seller or its Affiliates;

        (e)     Seller shall have received the other items to be delivered pursuant to Section 4.4; and

        (f)     All consents and approvals for the consummation of the transactions contemplated hereby required from third parties (including any party to a Purchased Agreement or Transmission Easement) or Governmental Entity shall have been obtained (including the consents and approvals set forth in Schedule 5.3(a) through (d) and Schedule 6.3), other than any consents or approvals that the failure to obtain would not, individually or in the aggregate, either (x) have a material adverse effect on Seller or any of its Affiliates (including Seller or any of its Affiliates after the Closing), or (y) have a material adverse effect on the ability of Seller to consummate the transactions contemplated hereby; provided that satisfaction of the foregoing condition shall be determined without consideration of any Seller Required Regulatory Approval.

ARTICLE X
INDEMNIFICATION

        10.1    Survival of Representations and Warranties; Notices of Claims. The representations and warranties of the Parties contained in this Agreement will survive the Closing and will expire fifteen months after the Closing Date, except that (i) the representations and warranties in Sections 5.1, 5.2, 5.3(a), 5.16, 6.1, 6.2, 6.3(a), and 6.6 will survive indefinitely, (ii) the representations and warranties in Sections 5.7, 5.9 and 5.17 will survive the Closing and will expire on the fifth anniversary of the date of this Agreement, and (iii) the representations and warranties in Sections 5.15 and 5.18 will survive the Closing and will expire upon the expiration of the applicable statute of limitations; provided that, any representation or warranty (and the indemnification obligations of the Parties with respect thereto) that would otherwise terminate in accordance with this Section 10.1 will continue to survive if notice for indemnification shall have been timely given under this Article X on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article X.

        10.2    Indemnification.

        (a)     Subject to Section 10.1 (with respect to clause (ii)) and Section 10.4 (with respect to clauses (i), (ii), (iv), (v) and (vi)) hereof, from and after the Closing, Seller will indemnify, defend, and hold harmless Buyer from and against any and all Claims and Losses (each, an “Indemnifiable Loss”), asserted against or suffered by Buyer relating to, resulting from, or arising out of:

(i) any breach by Seller of any covenant or agreement of Seller contained in this Agreement which by its terms is to be performed prior to or at the Closing;

(ii) any breach by Seller of the representations and warranties of Seller contained in this Agreement;

(iii) any breach by Seller of any covenant or agreement of Seller contained in this Agreement not covered by Section 10.2(a)(i);

(iv) the Assumed Pre-Closing Environmental Liabilities;

(v) the Assumed Pre-Closing Litigation;

(vi) the Pre-Closing Non-Balance Sheet Liabilities; or

(vii) the Excluded Liabilities.

Notwithstanding anything to the contrary set forth herein, for purposes of this Article X only, all Material Adverse Effect and materiality qualifications contained in Seller’s representations and warranties in Sections 5.3, 5.5(b), 5.7(a), 5.8(b), 5.9(a)-(e), 5.10(b), 5.11, 5.13, 5.15, 5.17 and 5.18(d) shall be disregarded for purposes of determining whether such representations and warranties have been breached; provided that, in any event for purposes of calculating Losses payable by Seller pursuant to a Claim by Buyer under this Article X, all Material Adverse Effect and materiality qualifications contained in each of Seller’s representations and warranties shall be disregarded.

        (b)     Subject to Section 10.1 (with respect to clause (ii)), Section 10.2(a) (with respect to clauses (iv) and (v)) and Section 10.4 (with respect to clauses (i) and (ii)) hereof, from and after the Closing, Buyer will indemnify, defend, and hold harmless Seller from and against any and all Indemnifiable Losses asserted against or suffered by Seller relating to, resulting from, or arising out of (i) any breach by Buyer of any covenant or agreement of Buyer contained in this Agreement which by its terms is to be performed prior to the Closing, (ii) any breach by Buyer of the representations and warranties of Buyer contained in this Agreement, (iii) any breach by Buyer of any covenant or agreement of Buyer contained in this Agreement not covered by Section 10.2(b)(i), (iv) the Assumed Obligations, or (v) any and all liabilities and obligations associated with the ownership and operation of the Purchased Assets from and after the Effective Time. Notwithstanding anything to the contrary set forth herein, for purposes of this Article X only, all Material Adverse Effect and materiality qualifications contained in Buyer’s representations and warranties in Sections 6.3 and 6.5 shall be disregarded for purposes of determining whether such representations and warranties have been breached; provided that, in any event for purposes of calculating Losses payable by Buyer pursuant to a Claim by Seller under this Article X, all Material Adverse Effect and materiality qualifications contained in each of Buyer’s representations and warranties shall be disregarded.

        (c)     Seller shall not be obligated to satisfy any particular indemnification claim by Buyer until with respect to that claim Buyer has first (i) used its commercially reasonable efforts to recover all Losses from Buyer’s insurers under applicable insurance policies so as to reduce the amount of any Indemnifiable Loss hereunder (and not taking any action specifically excluding from any of its insurance policies any Indemnifiable Losses if Losses of such type are otherwise covered by such policies) and (ii) used reasonable best efforts to recover such Losses through appropriate rate recovery, provided that such efforts shall only require seeking rate recovery to the extent that, in Buyer’s reasonable judgment acting in good faith, rate recovery of such Loss is prudent and consistent with applicable rate recovery rules and ordinary and proper accounting practices. The amount of any Indemnifiable Loss will be reduced to the extent that Buyer actually receives any insurance proceeds or recovery through rates with respect to an Indemnifiable Loss; provided, that the amount of any such reduction shall be calculated to take into account the time value of money for actual recovery received by Buyer after the date the Loss is incurred. Buyer shall not be under any obligation pursuant to this Agreement to maintain any, or any specific policies of, third party insurance coverage. Buyer shall not have Indemnifiable Loss in respect of any indemnifiable matter to the extent, but only to the extent, that such Losses were included in the calculation of the Purchase Price pursuant to Article III.

        10.3    Indemnification Procedures.

        (a)     If a Party seeking indemnification hereunder (an “Indemnitee”) receives notice of the assertion or commencement of any Claim by any Person who is neither a Party to this Agreement nor an Affiliate of a Party to this Agreement (a “Third Party Claim”) for which the Indemnitee claims a right to indemnification hereunder, the Indemnitee will promptly give written notice of such Third Party Claim (“Notice of Third Party Claim”) to the Party from whom indemnification is sought (the “Indemnifying Party”). Such Notice of Third Party Claim will describe the nature of the Third Party Claim in reasonable detail and will indicate the estimated amount, to the extent practicable, of the Indemnifiable Loss that the Indemnitee claims it has sustained or may sustain as a result of such Third Party Claim. The Indemnifying Party, at its sole cost and expense, will have the right, upon written notice to the Indemnitee, to assume the defense of the Third Party Claim while reserving its right to contest the issue of whether it is liable to the Indemnitee for any indemnification hereunder with respect to such Third Party Claim.

        (b)     If the Indemnifying Party assumes the defense of a Third Party Claim pursuant to Section 10.3(a), the Indemnifying Party will appoint counsel reasonably satisfactory to the Indemnitee for the defense of such Third Party Claim, will diligently pursue such defense, and will keep the Indemnitee reasonably informed with respect to such defense. The Indemnitee shall cooperate with the Indemnifying Party and its counsel, including permitting reasonable access to books, records, and personnel, in connection with the defense of any Third Party Claim (provided, that any out-of-pocket third-party costs incurred by the Indemnitee in providing such cooperation shall be paid by the Indemnifying Party). The Indemnitee will have the right to participate in such defense, including appointing separate counsel, but the costs of such participation shall be borne solely by the Indemnitee; provided that such cost shall be borne by the Indemnifying Party in the event that the Indemnitee has determined in reasonable good faith that there is an actual or potential legal conflict between the position of the Indemnifying Party on the one hand and the Indemnitee on the other hand relating to the defense of the Third Party Claim. The Indemnifying Party will have full authority, in consultation with the Indemnitee, to make all decisions and determine all actions to be taken with respect to the defense and settlement of the Third Party Claim, including the right to pay, compromise, settle, or otherwise dispose of such Third Party Claim at the Indemnifying Party’s expense; provided, that any such settlement will be subject to the prior consent of the Indemnitee, which shall not be unreasonably withheld or delayed; provided, however, that such consent shall not be required if (i) the consent or settlement contains a complete and unconditional general release by the third party asserting the claim to all Indemnitees affected by the claim, (ii) requires only the payment of a monetary amount by the Indemnifying Party, (iii) the consent or settlement does not contain any sanction or restriction upon the operation of any business by the Indemnitee and (iv) the Indemnifying Party has agreed in writing that it is liable to the Indemnitee for an indemnification payment in respect of the full amount payable pursuant to such settlement. If a firm offer is made to settle a Third Party Claim, which the Indemnifying Party desires to accept and which acceptance requires the consent of the Indemnitee pursuant to the immediately preceding sentence, the Indemnifying Party will give written notice to the Indemnitee to that effect. In no event will the Indemnifying Party have authority to agree to any relief binding on the Indemnitee other than the payment of money damages by the Indemnifying Party unless agreed to by the Indemnitee.

        (c)     If the Indemnifying Party does not assume the defense of a Third Party Claim in accordance with the terms hereof within 10 days after the applicable Notice of Third Party Claim, the Indemnitee may elect to defend against the Third Party Claim, and the Indemnifying Party will be liable for all reasonable expenses of such defense to the extent the Indemnifying Party is otherwise obligated hereunder to indemnify Indemnitee with respect to such Third Party Claim, subject in the case of Buyer as the Indemnitee to Buyer’s obligations pursuant to Section 10.2(c).

        (d)     Any claim by an Indemnitee on account of an Indemnifiable Loss which does not result from a Third Party Claim (a “Direct Loss”) will be asserted by giving the Indemnifying Party prompt written notice thereof, stating the nature of such Loss in reasonable detail and indicating the estimated amount, if practicable (“Notice of Direct Loss”). The Indemnifying Party will have a period of 20 Business Days within which to respond to such Notice of Direct Loss. If the Indemnifying Party rejects such claim, or does not respond within such period, the Indemnitee may seek enforcement of its rights to indemnification under this Agreement, subject in the case of Buyer as the Indemnitee to Buyer’s obligations pursuant to Section 10.2(c). Any failure by the Indemnifying Party to respond under this Section 10.3(d) will not constitute an admission by the Indemnifying Party with respect to the claim asserted.

        (e)     If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement, or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery (including rate recovery), settlement, or payment by or against any other Person, the amount of such reduction, less any costs, expenses, or premiums incurred in connection therewith, will promptly be repaid by the Indemnitee to the Indemnifying Party. Upon making any indemnity payment, the Indemnifying Party will, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any third party in respect of the Indemnifiable Loss to which the indemnity payment relates; provided, however, that (i) the Indemnifying Party is then in compliance with its obligations under this Agreement in respect of such Indemnifiable Loss and (ii) until the Indemnitee recovers full payment of its Indemnifiable Loss, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment will be subordinated to the Indemnitee’s rights against such third party. Without limiting the generality or effect of any other provision hereof, the Indemnitee and the Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation and subordination rights, and otherwise cooperate in the prosecution of such claims at the direction of the Indemnifying Party.

        (f)     A failure to give timely notice as provided in this Section 10.3 will affect the rights or obligations of a Party hereunder only to the extent that, as a result of such failure, the Party entitled to receive such notice was actually and materially prejudiced as a result of such failure. Notwithstanding the foregoing, no claim for indemnification made after expiration of the applicable time periods set forth in Sections 10.1 or 10.4 will be valid.

        10.4    Limitations on Indemnification.

        (a)     A Party may assert a claim for indemnification pursuant to this Article X only to the extent the Indemnitee gives a Notice of Third Party Claim or Notice of Direct Loss, as applicable, with respect to such claim, to the Indemnifying Party (i) for claims pursuant to Section 10.2(a)(ii) or Section 10.2(b)(ii), prior to the expiration of the applicable time period set forth in Section 10.1; (ii) for claims pursuant to Section 10.2(a)(i) or Section 10.2(b)(i), within fifteen (15) months following the Closing Date; (iii) for claims pursuant to Section 10.2(a)(iv), within five years following the Closing Date; and (iv) for claims pursuant to Section 10.2(a)(v) or Section 10.2(a)(vi), within three years following the Closing Date. Any claim for indemnification by Buyer with respect to which a Notice of Third Party Claim or Notice of Direct Loss is received by Seller within the applicable time frame set forth in the foregoing sentence shall be deemed timely made regardless of whether Buyer has at such point begun to comply with its obligations pursuant to Section 10.2(c). Any claim for indemnification not made in accordance with Section 10.3 and the foregoing sentence by a Party on or prior to the applicable date set forth in Section 10.1 or this Section 10.4(a), and the other Party’s indemnification obligations with respect thereto, will be irrevocably and unconditionally released and waived.

        (b)     Notwithstanding any other provision of this Article X: (i) Seller will not have any indemnification obligations for Indemnifiable Losses under Sections 10.2(a)(i), 10.2(a)(ii), 10.2(a)(iv), 10.2(a)(v), and 10.2(a)(vi) (A) for any individual item where the Loss relating thereto is less than $100,000 and (B) in respect of each individual item where the Loss relating thereto is equal to or greater than $100,000, unless the aggregate amount of all such Losses exceeds $5,000,000, and then only to the extent of such excess; and (ii) in no event will the aggregate indemnification to be paid by Seller under Sections 10.2(a)(i), 10.2(a)(ii), 10.2(a)(iv), 10.2(a)(v), and 10.2(a)(vi) exceed 25% of the Purchase Price. Notwithstanding the foregoing, (x) the limitations set forth in Sections 10.4(b)(i) and 10.4(b)(ii) will not apply to claims asserted by Buyer for breaches of Sections 5.1, 5.2, 5.3(a), 5.7, 5.15, 5.16, and 5.17, (y) the aggregate indemnification to be paid by Seller under Section 10.2(a)(ii) with respect to breaches of Sections 5.7 and 5.17, will not exceed 50% of the Purchase Price, less any other indemnification payments made by Seller pursuant to Sections 10.2(a)(i) and 10.2(a)(ii), and (z) the aggregate indemnification to be paid by Seller under Section 10.2(a)(ii) with respect to breaches of Sections 5.1, 5.2, 5.3(a), and 5.16, will not exceed 100% of the Purchase Price, less any other indemnification payments made by Seller pursuant to Sections 10.2(a)(i) and 10.2(a)(ii).

        (c)     Notwithstanding any other provision of this Article X: (i) Buyer will not have any indemnification obligations for Indemnifiable Losses under Sections 10.2(b)(i) and 10.2(b)(ii) (A) for any individual item where the Loss relating thereto is less than $100,000 and (B) in respect of each individual item where the Loss relating thereto is equal to or greater than $100,000, unless the aggregate amount of all such Losses exceeds $5,000,000, and then only to the extent of such excess; and (ii) in no event will the aggregate indemnification to be paid by Buyer under Sections 10.2(b)(i) and 10.2(b)(ii) exceed 25% of the Purchase Price. Notwithstanding the foregoing, (x) the limitations set forth in Sections 10.4(b)(i) and 10.4(b)(ii) will not apply to claims asserted by Seller for breaches of Sections 6.1, 6.2, 6.3(a), and 6.6, and (y) the aggregate indemnification to be paid by Buyer under Section 10.2(b)(ii) with respect to breaches of Sections 6.1, 6.2, 6.3(a), and 6.6 will not exceed 100% of the Purchase Price, less any other indemnification payments made by Buyer pursuant to Sections 10.2(b)(i) and 10.2(b)(ii).

        (d)     No representation or warranty of either Party contained herein will be deemed untrue or incorrect, and such Party will not be deemed to have breached a representation, warranty, or covenant as a consequence of the existence of any fact, circumstance, action, or event that is permitted to be taken by such Party under the terms of this Agreement, or that is disclosed in this Agreement, any Schedule, or Exhibit hereto.

        (e)    Notwithstanding anything contained in this Agreement to the contrary, except for the representations and warranties contained in this Agreement, neither Seller nor any other Person is making any other express or implied representation or warranty with respect to Seller, the Purchased Assets, the Assumed Obligations or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller or its Affiliates, officers, directors, employees, agents, or representatives, INCLUDING THE IMPLIED WARRANTY OF MERCHANTABILITY AND ANY IMPLIED WARRANTY OF FITNESS. Any claims Buyer may have for breach of representation or warranty must be based solely on the representations and warranties of Seller set forth in this Agreement. In furtherance of the foregoing, except for the representations and warranties contained in this Agreement, Buyer acknowledges and agrees that none of Seller, any of its Affiliates or any other Person will have or be subject to any liability to Buyer or any other Person for, and Seller hereby disclaims all liability and responsibility for, any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or any of Buyer’s Representatives, including any confidential memoranda distributed on behalf of Seller relating to the Purchased Assets or the Assumed Obligations or other publications or data room information provided to Buyer or Buyer’s Representatives, or any other document or information in any form provided to Buyer or Buyer’s Representatives in connection with the sale of the Purchased Assets, the assumption of the Assumed Obligations, and the transactions contemplated hereby (including any opinion, information, projection, or advice that may have been or may be provided to Buyer or Buyer’s Representatives by Seller or any of Seller’s Representatives). BUYER HEREBY ACKNOWLEDGES THAT, EXCEPT FOR THE WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V, THE PURCHASED ASSETS ARE BEING PURCHASED ON AN “AS IS, WHERE IS” BASIS, WITH ALL FAULTS. Notwithstanding the foregoing, nothing contained in this Section 10.4(e) shall limit in any respect any remedy to which any Party may be entitled in respect of any fraudulent breach of this Agreement or other fraud by the other Party.

        10.5    Applicability of Article X. For the avoidance of doubt, Seller and Buyer agree that the remedies and obligations under this Article X apply only following the Closing, and that prior to the Closing or in the event that this Agreement is terminated the Parties’ remedies will be determined by applicable Law and the provisions of Article XI.

10.6    Tax Treatment of Indemnity Payments. Seller and Buyer agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the Purchase Price for federal, state, and local Income Tax purposes, unless otherwise required by applicable Law.

        10.7    Waiver of Certain Damages. Notwithstanding anything to the contrary elsewhere in this Agreement (other than in this Section 10.7) or provided for under any applicable Law, no Party will, in any event, be liable to the other Party, either in contract or in tort, for any consequential, incidental, indirect, special, or punitive damages of the other Party, including loss of future revenue, income, or profits, diminution of value, or loss of business reputation or opportunity, relating to the breach or alleged breach hereof or otherwise, whether or not the possibility of such damages has been disclosed to the other Party in advance or could have been reasonably foreseen by such other Party; provided, however, that the exclusion of consequential, incidental, indirect, special, and punitive damages as set forth above does not apply to any such damages sought by third parties against Buyer or Seller, as the case may be, in connection with Losses that may be indemnified pursuant to this Article X. In addition, and notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller will be liable for consequential Losses relating to any Claims and Losses of Buyer hereunder to the extent the event, occurrence, Claim or Loss underlying such indemnified matter negatively impacts the cash flow of Buyer; provided that, in no event shall Seller by liable for consequential Losses hereunder in excess of $20,000,000 in the aggregate (with such $20,000,000, to the extent incurred, deemed to be a part of and not in addition to the aggregate indemnification limits of Seller contained in this Article X).

        10.8    Exclusive Remedy. Seller and Buyer acknowledge and agree that, from and after the Closing, the sole and exclusive remedy for any breach or inaccuracy, or alleged breach or inaccuracy, of any representation or warranty in this Agreement or any covenant or agreement to be performed hereunder on or prior to the Closing Date, will be indemnification in accordance with this Article X and the remedies provided for in Section 11.4. In furtherance of the foregoing, Seller and Buyer hereby waive, to the fullest extent permitted by applicable Law, any and all other rights, claims, and causes of action (including rights of contributions, if any) that may be based upon, arise out of, or relate to this Agreement, or the negotiation, execution, or performance of this Agreement (including any tort or breach of contract claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the other arising under or based upon any Law (including any such Law under or relating to environmental matters), common law, or otherwise. Notwithstanding the foregoing, nothing contained in this Section 10.8 shall limit in any respect any remedy to which any Party may be entitled in respect of any fraudulent breach of this Agreement or any other fraud.

ARTICLE XI
TERMINATION AND OTHER REMEDIES

        11.1    Termination.

        (a)     This Agreement may be terminated at any time prior to the Closing Date by mutual written consent of Seller and Buyer.

        (b)     This Agreement may be terminated by Seller or Buyer if the Closing has not occurred on or before December 31, 2007 (the “Termination Date”); provided that, the right to terminate this Agreement under this Section 11.1(b) will not be available to a Party if the failure of the Closing to occur on or before the Termination Date resulted from such Party’s willful or intentional breach of this Agreement.

        (c)     This Agreement may be terminated by either Seller or Buyer if (i) any Required Regulatory Approval has been denied by the applicable Governmental Entity and all appeals of such denial have been taken and have been unsuccessful, or (ii) one or more courts of competent jurisdiction in the United States or any State has issued an Order permanently restraining, enjoining, or otherwise prohibiting the Closing, and such Order has become final and nonappealable.

        (d)     This Agreement may be terminated by Buyer if there has been a breach by Seller of any representation, warranty, or covenant made by it in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer to effect the Closing and such breach has not been cured by Seller or waived by Buyer within twenty (20) Business Days after all other conditions to Closing have been satisfied or are capable of being satisfied, but only if Buyer is not then in material breach of any representation, warranty, covenant or agreement contained herein.

        (e)     This Agreement may be terminated by Seller if there has been a breach by Buyer of any representation, warranty, or covenant made by it in this Agreement which has prevented the satisfaction of any condition to the obligations of Seller to effect the Closing and such breach has not been cured by Buyer or waived by Seller within twenty (20) Business Days after all other conditions to Closing have been satisfied or are capable of being satisfied, but only if Seller is not then in material breach of any representation, warranty, covenant or agreement contained herein; provided that such twenty (20) Business Day cure period shall not apply to Buyer’s obligation to pay the Base Price at Closing.

        11.2    Procedure and Effect of Termination. In the event of termination of this Agreement by either or both of the Parties pursuant to Section 11.1, written notice thereof will forthwith be given by the terminating Party to the other Party and this Agreement will terminate and the transactions contemplated hereby will be abandoned, without further action by either Party, whereupon the liabilities of the Parties hereunder will terminate, except as otherwise expressly provided in this Agreement (including Section 11.3).

        11.3    Remedies upon Termination. If this Agreement is terminated as provided herein:

        (a)     Except as otherwise provided in this Article XI, such termination will be the sole remedy of the Parties with respect to breaches of any representation, warranty, or covenant contained in this Agreement and neither Party nor any of its, directors, officers, or Affiliates, as the case may be, will have any liability or further obligation to the other Party or any of its, directors, officers, or Affiliates, as the case may be, pursuant to this Agreement.

        (b)     Notwithstanding Section 11.3(a), the obligations of the Parties under Articles I, XI, and XII, and Sections 7.2(b), 7.3, 7.5 and 7.12(c) will survive termination of this Agreement.

        (c)     Buyer will pay to Seller a fee equal to either (i) 3.25% of the Initial Valuation if Seller terminates this Agreement pursuant to Section 11.1(e) due to a breach by Buyer of its covenants and agreements hereunder (other than due to a breach by Buyer of its covenant to pay the Base Price at Closing), or of its representations and warranties hereunder made as of the date of this Agreement, or (ii) 6.00% of the Initial Valuation if Seller terminates this Agreement pursuant to Section 11.1(e) due to a breach by Buyer of its covenant to pay the Base Price at Closing.  In the event that Seller is entitled to terminate this Agreement pursuant to Section 11.1(e) due to a breach by Buyer of its covenant to pay the Base Price at Closing,  then Seller’s sole and exclusive remedy shall be the payment of liquidated damages contemplated by subparagraph (ii) above, and Seller shall not be entitled to seek or obtain an Order for specific performance or other equitable or injunctive relief to cause Buyer to consummate the transactions contemplated by this Agreement.

        (d)     Seller will pay to Buyer a fee equal to 3.25% of the Initial Valuation if Buyer terminates this Agreement pursuant to Section 11.1(d) due to a breach by Seller of its covenants and agreements hereunder, or of its representations and warranties hereunder (other than the representations and warranties contained in (i) Section 5.3(b), or (ii) insofar as such breach relates to Purchased Agreements, Easements and/or Permits, Section 5.3(d)) made as of the date of this Agreement.

        (e)     In view of the difficulty of determining the amount of damages which may result from a termination under the circumstances set forth in Section 11.1(d) or Section 11.1(e), and the failure of the Parties to consummate the transactions contemplated by this Agreement, Buyer and Seller have mutually agreed that the payment set forth in Section 11.3(c) and Section 11.3(d) will be made to Seller or Buyer, as the case may be, as liquidated damages, and not as a penalty. In the event of any such termination, the Parties have agreed that the payment set forth in Section 11.3(c) and Section 11.3(d) will be the sole and exclusive remedy for monetary damages of Seller or Buyer, as the case may be. ACCORDINGLY, THE PARTIES HEREBY ACKNOWLEDGE THAT (i) THE EXTENT OF DAMAGES CAUSED BY THE FAILURE OF THIS TRANSACTION TO BE CONSUMMATED WOULD BE IMPOSSIBLE OR EXTREMELY DIFFICULT TO ASCERTAIN, (ii) THE AMOUNT OF THE LIQUIDATED DAMAGES PROVIDED FOR IN SECTION 11.3(c) AND SECTION 11.3(d) IS A FAIR AND REASONABLE ESTIMATE OF SUCH DAMAGES UNDER THE CIRCUMSTANCES, AND (iii) RECEIPT OF SUCH LIQUIDATED DAMAGES BY SELLER OR BUYER, AS THE CASE MAY BE, DOES NOT CONSTITUTE A PENALTY. THE PARTIES HEREBY FOREVER WAIVE AND AGREE TO FOREGO TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW ANY AND ALL RIGHTS THEY HAVE OR IN THE FUTURE MAY HAVE TO ASSERT ANY CLAIM DISPUTING OR OTHERWISE OBJECTING TO ANY OR ALL OF THE FOREGOING PROVISIONS OF THIS SECTION 11.3. Any payment under Sections 11.3(c) or Section 11.3(d) will be made by wire transfer of immediately available funds to a bank account in the United States of America designated in writing by the Party entitled to receive such payment not later than three (3) Business Days following the date such Party delivers notice of such account designation to the Party responsible to make such payment. For the avoidance of doubt, in the absence of any termination of this Agreement, nothing contained in this Section 11.3 shall in any way limit the Parties’ rights to indemnification under Article X of this Agreement or any other remedy the Parties may have under this Agreement for breach of the representations or warranties contained in this Agreement.

        (f)     Upon any termination of this Agreement, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, will be withdrawn from the Governmental Entity or other Person to which they were made.

        11.4    Specific Performance. The Parties expressly agree that the Purchased Assets are unique, and in the event of breach of this Agreement by either Party, the other Party will, in addition to any of its rights or remedies hereunder, have the right to enforce this Agreement by obtaining an order for specific performance of the Parties’ obligations hereunder; provided that, in the event of a breach by Buyer of its covenant to pay the Base Price at Closing, Seller shall not be entitled to seek or obtain an Order for specific performance or other equitable or injunctive relief to cause Buyer to consummate the transactions contemplated by this Agreement. If either Party resorts to legal proceedings to enforce this Agreement, the prevailing Party in such proceedings will be entitled to recover all costs reasonably incurred by such Party, including reasonable attorney’s fees, in addition to any other relief to which such Party may be entitled under the terms hereof; provided, that in no event will either Party be entitled to receive any punitive, indirect, or consequential damages.

ARTICLE XII
MISCELLANEOUS PROVISIONS

        12.1    Amendment and Modification. Except as provided in Section 7.8, this Agreement may be amended, modified, or supplemented only by written agreement of Seller and Buyer.

        12.2    Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of either Party to comply with any obligation, covenant, agreement, or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

        12.3    Notices. All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by facsimile transmission, or mailed by overnight courier or certified mail (return receipt requested), postage prepaid, to the Party being notified at such Party’s address indicated below (or at such other address for a Party as is specified by like notice; provided that notices of a change of address will be effective only upon receipt thereof):

        (a)     If to Seller, to:

Interstate Power and Light Company 200 First Street SE P.O. Box 351 Cedar Rapids, IA Attn: John O. Larsen, Vice President – Technical and Integrated Services Facsimile: (608) 458-0133

with copies to:

Interstate Power and Light Company 200 First Street SE P.O. Box 351 Cedar Rapids, IA Attention: Jeffrey K. Rosencrants, Esq. Facsimile: (319) 786-4533

and

Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Attn: Benjamin F. Garmer, III Jay O. Rothman Facsimile: (414) 297-4900

        (b)     if to Buyer, to:

ITC Midwest LLC 39500 Orchard Hill Place Suite 200 Novi, Michigan 48375 Attn: Daniel J. Oginsky, Esq. Facsimile: (248) 374-7117

with a copy to:

Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Attn: David J. Sorkin Andrew W. Smith Facsimile: (212) 455-2502

All such notices and communications shall be effective when delivered by hand or overnight courier service, in the case of mail, upon receipt of such mail, or, in the case of facsimile transmission, upon receipt of confirmation of delivery at the sender’s fax machine.

        12.4    Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by either Party, without the prior written consent of the other Party, nor is this Agreement intended to confer upon any other Person except the Parties any rights or remedies hereunder. Notwithstanding the foregoing, Buyer may assign its rights hereunder to any bank, financial institution or other lender providing financing to Buyer, as applicable, as collateral security for such financing; provided, however, that no such assignment shall (x) impair, impede or delay the consummation of the transactions contemplated hereby or (y) relieve or discharge Buyer from any of its obligations hereunder. No provision of this Agreement creates any rights, claims or benefits inuring to any Person that is not a party hereto or creates or establishes any third party beneficiary rights in any Person (including any employee or former employee of Seller (including any beneficiary or dependent thereof) in respect of continued employment or resumed employment, and no provision of this Agreement creates any rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement except as expressly provided for thereunder).

        12.5    Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of Iowa (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

        12.6    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

        12.7    Entire Agreement. This Agreement will be a valid and binding agreement of the Parties only if and when it is fully executed and delivered by the Parties, and until such execution and delivery no legal obligation will be created by virtue hereof. This Agreement, together with the Schedules and Exhibits hereto and the certificates and instruments delivered under or in accordance herewith, embodies the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated by this Agreement. There are no restrictions, promises, representations, warranties, covenants, or undertakings in respect of the transactions contemplated by this Agreement, other than those expressly set forth or referred to herein or therein, and it is expressly acknowledged and agreed that there are no restrictions, promises, representations, warranties, covenants, or undertakings contained in any other material made available to the Parties, including any such material made available in any data room, confidential information memoranda, management information presentations, or otherwise. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such transactions.

        12.8    Bulk Sales or Transfer Laws. Buyer acknowledges that Seller will not comply with the provision of any bulk sales or transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement. Buyer hereby waives compliance by Seller with the provisions of the bulk sales or transfer laws of all applicable jurisdictions. Notwithstanding anything to the contrary in this Agreement, Seller shall indemnify and hold Buyer harmless from and against any and all Losses, liabilities, Claims or expenses which shall arise against or be incurred by Buyer due to the failure of Seller and its Affiliates to comply with such requirements.

        12.9    Delivery. This Agreement, and any certificates and instruments delivered under or in accordance herewith, may be executed in multiple counterparts (each of which will be deemed an original, but all of which together will constitute one and the same instrument), and may be delivered by facsimile transmission, with originals to follow by overnight courier or certified mail (return receipt requested).

[Signature Page Follows]

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

INTERSTATE POWER AND LIGHT COMPANY
By: /s/ William D. Harvey
Name: William D. Harvey
Title: Chief Executive Officer
ITC MIDWEST LLC
By: ITC Holdings Corp.,
as sole member
By: /s/ Joseph L. Welch
Name: Joseph L. Welch
Title: President and Chief Executive Officer